UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File No. 001-39000

Vista Energy, S.A.B. de C.V.

(Exact Name of the Registrant as Specified in the Charter)

N.A.

(Translation of Registrant’s Name into English)

Torre Mapfre,

243 Paseo de la Reforma Avenue, 18th Floor

Colonia Renacimiento, Alcaldía Cuauhtémoc

06600, Mexico City

Mexico

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

We may disclose to prospective investors certain information that has not been previously publicly reported. We have elected to provide the information in this disclosure document for informational purposes only.

VISTA DISCLOSURE DOCUMENT (FOLLETO INFORMATIVO)

VISTA ENERGY, S.A.B. DE C.V.

243 Paseo de la Reforma Avenue, 18th Floor, Colonia Renacimiento, Alcaldía Cuauhtémoc Mexico City, 06600, Mexico

http://www.vistaenergy.com

Trading Symbol: “VISTA”

April 16, 2025

STATEMENT REGARDING OUR CORPORATE REORGANIZATION

This disclosure document (folleto informativo) is being submitted by Vista Energy, S.A.B. de C.V. pursuant to Article 104-IV of the LMV, and Article 35 and Exhibit P of the Ancillary Securities Market Regulations (Circular Unica de Emisoras). Capitalized terms used in this disclosure document have the meanings assigned to them in the “DEFINED TERMS” section of this disclosure document.

Summary of the Transaction

Vista (as defined below) informs to its shareholders and investors about the corporate restructuring described in this disclosure document consisting of the acquisition, by Vista Argentina (as defined below), a subsidiary of Vista, of 100% of the equity of an Argentine oil and gas company called Petronas E&P Argentina S.A. (“PEPASA”).

The acquisition of PEPASA was performed in accordance with the terms and conditions established under a certain Sale and Purchase Agreement entered into under the laws of England and Wales, as well as under other agreements regarding the Transaction described below. Pursuant to the Sale and Purchase Agreement, Vista will pay a consideration composed of (i) a Closing Cash Amount, (ii) Deferred Payments, and (iii) ADS Consideration, as described further below.

For further information on the Transaction, please refer to the “INFORMATION REGARDING THE TRANSACTION,” and “RELEVANT AGREEMENTS” sections of this disclosure document.

Characteristics of Our Securities Prior to and Following the Transaction

There will be no amendments to the characteristics of the securities representing the Shares and the rights of our shareholders will remain unchanged as a result of the Transaction.

Important Information

Our Shares were originally registered with the RNV maintained by the CNBV, under file No. 3573-1.00-2017-001. As a result of the updates to the registration of the Shares with the RNV, as authorized by the CNBV through official communications No. 153/11056/2017 dated November 24, 2017 and No. 153/11202/2017 dated December 18, 2017, the Shares were registered under file No. 3573-1.00-2017-003 with the RNV and listed on the BMV. As a result of the update of the registration of the Shares with the RNV, as authorized by the CNBV through official communication No. 153/12125/2020 dated February 21, 2020, the shares were registered under file No. 3573-1.00-2020-006 with the RNV and listed on the BMV.

Registration with the RNV does not imply any certification as to the investment quality of the securities, the solvency of the Issuer, or the accuracy or truthfulness of the information contained in this disclosure document and does not validate any act undertaken in contravention of the law.

This disclosure document is available to investors on our website www.vistaenergy.com.

In addition, an electronic version of this statement is available on the BMV’s website at the following address: www.bmv.com.mx.

Page
FORWARD-LOOKING STATEMENTS	1
PRESENTATION OF FINANCIAL AND OTHER INFORMATION	3
DEFINED TERMS	6
EXECUTIVE SUMMARY	11
INFORMATION REGARDING THE TRANSACTION	15
Detailed Description of the Transaction	15
Objective of the Transaction	18
Sources of Financing and Operating Expenses	19
Transaction Approval Date	19
Accounting treatment of the Transaction	20
Tax Consequences of Transaction	20
INFORMATION OF THE PARTIES INVOLVED IN THE TRANSACTION	21
Vista	21
Vista Argentina	23
PEPASA	26
RISK FACTORS	28
Risks Related to the Transaction	28
Risks Related to Argentina	33
Risks Related to Recent Events.	37
SELECTED FINANCIAL INFORMATION	41
MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATING RESULTS AND FINANCIAL CONDITION	45
i) Results of operations	45
ii) Financial position, liquidity and capital resources	46
OTHER FINANCIAL INFORMATION	49
RELEVANT AGREEMENTS	50
RESPONSIBLE PARTIES	53
EXHIBITS	54
1. PRO FORMA FINANCIAL STATEMENTS AND REPORT OF THE INDEPENDENT PUBLIC ACCOUNTANT ON THE COMPILATION OF THE PRO FORMA FINANCIAL INFORMATION TO BE INCLUDED IN THE DISCLOSURE DOCUMENT	55

FORWARD-LOOKING STATEMENTS

This disclosure document includes projections and subjective analysis, as well as assertions. Certain information contained in this disclosure document derives from sources prepared by third parties. While such information has been deemed reliable for purposes of this disclosure document, neither Vista, its managers, employees, members, partners, shareholders, agents or advisors make any statement or guarantee or assume any express or implied obligations regarding the sufficiency, precision, or reliability of such information, or of the projections, forecasts and assertions contained herein; moreover, nothing contained in this disclosure document should be considered as an expectation, promise, or declaration on past, present, or future performance.

This disclosure document includes, and discussions around it might mention, “forward-looking statements.” Forward-looking statements may constitute information regarding potential operational results, as well as a description of our business strategies and plans. The words “can,” “could,” “must,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “projects,” “future,” “potential,” “predict,” “suggested,” “objective,” “forecast,” “continuous,” and similar statements may identify forward-looking statements. Forward-looking statements are not historical facts and are based on the current expectations, beliefs, forecasts and projections, as well as on various assumptions of Vista and Vista’s Management which, by their nature, are uncertain and beyond their control. Such expectations, beliefs, forecasts and projections are expressed on a good faith basis, and on the basis that Vista and Vista’s Management believe there is reasonable support for them. However, we cannot guarantee that the Management’s expectations, beliefs, forecasts and projections will be fulfilled and, therefore, real results may materially differ from what is indicated as forward-looking statements. Forward-looking statements are subject to risks and uncertainties that may result in material differences in performance and results from those indicated as forward-looking statements. Forward-looking statements are limited to the date in which they are made.

Neither Vista nor its respective directors, officers, employees, members, partners, shareholders, agents or advisors assumes an obligation to update forward-looking statements in order for them to reflect real results, further events or circumstances, or other changes which may affect the information provided as forward-looking statements, unless and as long as such updates are required by applicable regulation. Certain information within this disclosure document is based on forecasts by Vista’s Management and reflects the prevailing market conditions as well as Vista’s Management’s vision on such conditions, which may be subject to change. Forward-looking statements in this disclosure document may include, for example, statements about: the Transaction, benefits from such Transaction, Vista’s financial and operating performance after the Transaction, changes in Vista’s reserves and operational results, and expansion opportunities and plans. Some factors that could cause actual results to differ from those expected are described in the “RISK FACTORS” section of this disclosure document.

No declaration regarding past tendencies or activities should be considered as a declaration that such tendencies or activities will continue to happen in the future. Consequently, such tendencies or declarations should not be relied upon. Vista and its affiliates, shareholders, directors, officers, employees, advisors, or representatives will not be liable (as a result of negligence or any other motive) should any losses or damages result from the use of this document or its contents, or in any other way related to this document. Any recipient of this disclosure document, upon receiving it, recognizes that the contents of this disclosure document are merely informative and do not cover or pretend to cover all the information that is necessary to evaluate an investment, and will not rely solely on such information in acquiring or selling securities, making an investment, making an investment decision, or recommending an investment to a third party, and such persons hereby waive any rights they may have arising out of or relating to the information contained in this document.

This disclosure document is not aimed at, or destined to be distributed or used by any person or entity that is a citizen or resident in any region, state, country or other jurisdiction in which its use or distribution are prohibited by applicable law or where any additional registration or license is required. Neither the CNBV nor any other governmental authority have approved or disproved the information herein, as well as its accuracy or sufficiency.

Vista’s shareholders and any interested persons are advised to read this disclosure document which contains relevant information regarding the Transaction, including but not limited to the “RISK FACTORS” section included in this disclosure document.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Unless otherwise indicated or otherwise required by the context, (i) the terms “Vista,” “Company,” “we,” “us,” “our” or “us” refer to Vista Energy, S.A.B. de C.V. (formerly known as Vista Oil & Gas, S.A.B. de C.V.), a publicly traded company with variable capital incorporated under the laws of Mexico and its consolidated subsidiaries; (ii) the term “Issuer” refers to Vista excluding its subsidiaries, (iii) the term “Vista Argentina” refers to Vista Energy Argentina S.A.U. (formerly known as Vista Oil & Gas Argentina S.A.U., formerly as Vista Oil & Gas Argentina S.A., and previously Petrolera Entre Lomas S.A.).

References to “Series A Shares” or “Shares” refer to our ordinary shares, Series A, without expression of par value and references to “ADSs” refer to American Depositary Shares, which represent one Series A Share each, unless otherwise required by the context.

In addition, the term “Mexico” refers to the United Mexican States, the term “United States” refers to the United States of America, and the term “Argentina” refers to the Republic of Argentina. Moreover, the phrase “Mexican government” refers to the federal government of Mexico, the phrase “U.S. government” refers to the federal government of the United States, and the phrase “Argentine government” refers to the federal government of Argentina.

Accounting terms have the definitions established in the International Financial Reporting Standards (“IFRS”), issued by the International Accounting Standards Board (“IASB”).

Financial Statements and Information

The pro forma financial statements as of December 31, 2024 included in this disclosure document have been prepared on a historical basis, except for certain financial assets and liabilities that have been measured at fair value, in accordance with IFRS, as described herein.

We maintain our books and records in U.S. Dollars, which is the presentation currency for our financial statements and also the functional currency of our operations.

Vista’s audited financial statements as of December 31, 2024, have been prepared in accordance with IFRS issued by the IASB and are presented in U.S. dollars (“US$”).

Presentation of Currencies and Rounding

All references to “$,” “US$,” “U.S. Dollars” and “Dollars” are to U.S. Dollars, the lawful currency of the United States of America, references to “Mexican Pesos” and “Ps.” are to Mexican Pesos, the lawful currency of Mexico and “ARS,” “Argentine Pesos” and “AR$” are to Argentine Pesos, the lawful currency of Argentina. The pro forma Financial Statements are presented in U.S. Dollars.

Certain figures included in this disclosure document have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Non-IFRS Financial Measures

In this disclosure document, we present Adjusted EBITDA, Adjusted EBITDA Margin and ROACE, which are non-IFRS financial measures. A non-IFRS financial measure is generally defined as a numerical measure of a registrant’s historical or future financial performance, financial position or cash flows that: (i) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with IFRS in the statement of income, balance sheet or statement of cash flows (or equivalent statements) of the issuer; or (ii) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.

We define “Adjusted EBITDA” as profit for the year, net; plus income tax expense; financial results, net; depreciation, depletion and amortization; transaction gains/costs related to business combinations and gain from asset disposals; restructuring and reorganization expenses; gain related to the transfer of conventional assets; other non-cash costs related to the transfer of conventional assets and (reversal) impairment of long-lived assets. We believe that excluding gain related to the transfer of conventional assets and other non-cash costs related to the transfer of conventional assets results in a better representation of the Company’s returns following the Conventional Assets Transaction, given that profit and losses generated by the Conventional Assets Transaction have a non-recurrent impact only during the duration of the transaction, and excluding them allows our management and investors to better analyze our core operating performance on a consistent basis from period to period. We believe that the nature of the restructuring and reorganization expenses were such that they are not reasonably likely to recur within two years as they are mainly related to permanent reductions in our workforce derived from our business combinations, and that restructuring and reorganization expenses and transaction expenses are not normal, recurring operating expenses. We believe that by excluding restructuring and reorganization expenses and transaction gains/costs related to business combinations and gain from asset disposals, we are able to provide supplemental information for our management and investors to analyze our core operating performance on a consistent basis from period to period. In addition, the (reversal) impairment of long-lived assets was excluded from the determination of our Adjusted EBITDA because it corresponds to an adjustment to the valuation of our fixed assets which charge is similar in nature to the depreciation of property, plant and equipment. This metric allows management and investors to analyze our operating performance on a consistent basis from period to period. In this regard, the elimination of these costs and expenses does not result in a reduction of operating expenses necessary to conduct our business. In light of the foregoing factors, our management excludes restructuring and reorganization expenses, transaction gains/costs related to business combinations and gain from asset disposals, gain related to the transfer of conventional assets and other non-cash costs related to the transfer of conventional assets and (reversal) impairment of long-lived assets from our Adjusted EBITDA to facilitate reviews of operational performance and as a basis for strategic planning. Our management believes that excluding such items will allow investors to supplement their understanding of our short-term and long-term financial trends.

We define the “Adjusted EBITDA Margin” as the ratio of Adjusted EBITDA to revenue from contracts with customers plus Gain from Exports Increase Program. With effect for periods beginning on or after January 1, 2023, the Company has adjusted the definition of Adjusted EBITDA Margin compared to prior annual reports to add Gains from Exports Increase Program (in the denominator, as it believes this better represents the Company’s margins given that it is accounted for in Adjusted EBITDA, which is the numerator, making the ratio consistent by having the impact both the numerator and denominator. As the Exports Increase Program was established in October 2023, a revision for prior periods was not necessary.

We define return on average capital employed (“ROACE”) as (i) Adjusted EBITDA plus depreciation, depletion and amortization; gain related to the transfer of conventional assets and other non-cash costs related to the transfer of conventional assets; divided by (ii) the sum of average total debt and average total equity.

For purposes of this definition, total debt is comprised of current and non-current borrowings, current and non-current lease liabilities. Effective for periods starting on or after January 1, 2023, the Company has adjusted the definition of ROACE compared to prior annual reports to add gains related to the transfer of conventional assets and other non-cash costs related to the transfer of conventional asset in the numerator. We believe that adding gain related to the transfer of conventional assets and other non-cash costs related to the transfer of conventional assets to the numerator results in a better representation of the Company’s returns following the Conventional Assets Transaction, given that profit and losses generated by the Conventional Assets Transaction are accounted for in the profit for the year, net and therefore in total shareholder´s equity which is included in the denominator, making the ratio consistent by having the impact both in numerator and denominator. Our management believes ROACE can be a valuable tool to measure the efficiency of the utilization of the capital we employ, whether financed by equity or debt.

We present Adjusted EBITDA, Adjusted EBITDA Margin, and ROACE because we believe they provide investors with supplemental measures of the financial condition and performance of our core operations that facilitate period to period comparisons on a consistent basis. Our management uses Adjusted EBITDA, Adjusted EBITDA Margin and ROACE, among other measures, for internal planning and performance measurement purposes. Adjusted EBITDA, Adjusted EBITDA Margin, and ROACE are not measures of liquidity or operating performance under IFRS and should not be construed as alternatives to net profit, operating profit, or cash flow provided by operating activities (in each case, as determined in accordance with IFRS). Adjusted EBITDA, Adjusted EBITDA Margin, and ROACE, as calculated by us, may not be comparable to similarly titled measures reported by other companies.

Market and Industry Data

This disclosure document includes market share, ranking, industry data and forecasts that we obtained from industry publications and surveys, public filings, and internal company sources. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy of the included information.

We have not independently verified any of the data from third-party sources, nor have we ascertained the underlying economic assumptions relied upon therein. We believe data regarding the size of our markets and market share are inherently imprecise, but generally indicate size and position and market share within our markets. While we are not aware of any misstatements presented herein regarding our industry’s data, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed in the “RISK FACTORS” section.

DEFINED TERMS

Capitalized terms used in this disclosure document have the following meanings, which are applicable to both the singular and plural forms of such terms:

“Aconcagua” means Petrolera Aconcagua Energía S.A.

“ADS Consideration” has the meaning assigned to such term in the “INFORMATION REGARDING THE TRANSACTION – Detailed Description of the Transaction” section of this disclosure document.

“ADSs” means American Depositary Shares.

“AFBN” means AFBN S.R.L.

“Affiliate” means (i) with respect to any person other than a natural person, any person who directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such person (within the meaning assigned to “control” pursuant to the LMV); and (ii) with respect to any natural person, any former, current or future spouse and any direct or indirect ascendant or descendant of such natural person, including his or her parents, grandparents, children, grandchildren and siblings, and any trust or similar arrangement entered into for the benefit of any such natural person.

“Argentine Antitrust Authorities” has the meaning assigned to such term in the “INFORMATION REGARDING THE TRANSACTION – Detailed Description of the Transaction” section of this disclosure document.

“Argentina” means the Republic of Argentina.

“Argentine government” means the federal government of Argentina.

“Argentine Hydrocarbons Law” means Argentine Law No. 17,319, as amended by Argentine Laws No. 26,197 and 27,007, as the same may be amended, regulated and supplemented from time to time.

“Argentine Secretariat of Energy” means the National Energy Secretariat of Argentina (Secretaría de Energía de la Nación de Argentina), under the orbit of the National Ministry of Economy (Ministerio de Economía de la Nación), and/or any other Argentine governmental agency that oversees the enforcement of the Argentine Hydrocarbons Law in the future, as applicable.

“Average ADS Price” means the volume weighted average trade price per share of the ADSs on the NYSE, calculated pursuant to the provisions of the Sale and Purchase Agreement.

“bbl” means barrels of oil.

“BCRA” means the Argentine Central Bank (Banco Central de la República Argentina).

“boe” means barrel of oil equivalent. One cubic meter of oil is equivalent to 6.2898 barrels of oil, and 1,000 cubic meters of gas are equivalent to 6.2898 barrels of oil equivalent.

“Bolsa” or “BMV” means the Mexican Stock Exchange, S.A.B. de C.V. (Bolsa Mexicana de Valores, S.A.B. de C.V.).

“Circular Única de Emisoras” means the “Disposiciones de carácter general aplicables a las emisoras de valores y a otros participantes del mercado de valores” issued by the CNBV, published in the Mexican Federal Official Gazette (Diario Oficial de la Federación) on March 19, 2003, as amended and modified.

“Closing Cash Amount” has the meaning assigned to such term in the “INFORMATION REGARDING THE TRANSACTION – Detailed Description of the Transaction” section of this disclosure document.

“CNBV” means the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) of the United Mexican States (Estados Unidos Mexicanos).

“Company,” or “Vista” means Vista Energy, S.A.B. de C.V. and its consolidated subsidiaries, unless expressly stated or the context indicates that such terms include only Vista Energy, S.A.B. de C.V. but exclude its consolidated subsidiaries.

“Completion Date” means April 15, 2025, date of the completion of the sale and purchase of the PEPASA Shares in accordance with the Sale and Purchase Agreement, described in the “INFORMATION REGARDING THE TRANSACTION – Detailed Description of the Transaction” section of this disclosure document.

“Conventional Assets Transaction” has the meaning assigned to such term in the “INFORMATION REGARDING THE PARTIES INVOLVED IN THE TRANSACTION – Vista” section of this disclosure document.

“Convertible Note Agreement” has the meaning assigned to such term in the “RELEVANT AGREEMENTS – SALE AND PURCHASE AGREEMENT” section of this disclosure document.

“Deferred Payments” has the meaning assigned to such term in the “INFORMATION REGARDING THE TRANSACTION – Detailed Description of the Transaction” section of this disclosure document.

“Dollars” means U.S. dollars, legal tender in the United States of America.

“EBITDA” means earnings before interests, taxes, depreciation and amortization.

“Effective Date” means January 1, 2025.

“Extended Facilities Program” has the meaning assigned to such term in the “RISK FACTORS – Risk Related to the Transaction” section of this disclosure document.

“EV” means enterprise value.

“Hydrocarbons” means crude oil, natural gas, condensate, natural gas liquids (NGL) and/or other liquid or gaseous hydrocarbons or any combination thereof.

“IAS” means International Accounting Standards.

“IFRS” means International Financial Reporting Standards issued by the International Accounting Standards Board or IASB.

“IMF” means the International Monetary Fund.

“IMF Agreement” has the meaning assigned to such term in the “RISK FACTORS—Risks Related to Argentina” of this disclosure document.

“Initial Business Combination” means the acquisition by Vista of certain assets of Pampa Energía S.A. and Pluspetrol Resources Corporation on April 4, 2018.

“Issuer” means Vista Energy, S.A.B. de C.V. excluding its subsidiaries, unless otherwise indicated or otherwise required by the context that include not only Vista Energy, S.A.B. de C.V. but also its consolidated subsidiaries.

“JOA” has the meaning assigned to such term in the “INFORMATION REGARDING THE TRANSACTION – Detailed Description of the Transaction” section of this disclosure document.

“JV Agreement” has the meaning assigned to such term in the “INFORMATION REGARDING THE TRANSACTION – Detailed Description of the Transaction” section of this disclosure document.

“JV” has the meaning assigned to such term in the “INFORMATION REGARDING THE TRANSACTION – Detailed Description of the Transaction” section of this disclosure document.

“LACh Project” has the meaning assigned to such term in the “INFORMATION REGARDING THE TRANSACTION – Detailed Description of the Transaction” section of this disclosure document.

“LACh” means the unconventional hydrocarbon concession La Amarga Chica, located in Vaca Muerta, Neuquén Province, Argentina.

“Ley de Bases” means the Argentine Law No. 27,742 (Ley de Bases y Puntos de Partida para la Libertad de los Argentinos), as the same may be amended, regulated and supplemented from time to time.

“LMV” means the Securities Market Law in Mexico.

“Management” means the management of the Company.

“Mboe” means thousands of barrels of oil equivalent.

“Mexico” means the United Mexican States.

“Mexican Federal Official Gazette” means the Diario Oficial de la Federación

“MM” means millions.

“MMBoe” means million barrels of oil equivalent.

“MMBtu” means millions of British thermal units.

“NGL” means natural gas liquids.

“NYSE” means, the New York Stock Exchange.

“Oldelval Pipelines” means the section of the pipeline system operated by Oleoductos del Valle S.A. which runs from the Allen pumping station to the Puerto Rosales Terminal located in Bahía Blanca, Province of Buenos

Aires.

“OTE” means the Puerto Rosales Terminal located in Bahía Blanca, Province of Buenos Aires, operated by Oiltanking Ebytem S.A.

“Parties” means the Purchasers and Sellers.

“PCC” means, Petronas Carigali Canada B.V.

“PCI” means, Petronas Carigali International E&P B.V.

“PEPASA Shares” means the 100% of the shares representing the equity participation of PEPASA.

“PEPASA” means, Petronas E&P Argentina S.A.

“Pesos,” “Ps.” or “pesos” means without distinction, the legal tender in Mexico.

“Pro forma financial statements” means the pro forma consolidated financial statements prepared under IFRS included in Exhibit “A” of this disclosure document.

“Promotion Regime” has the meaning assigned to such term in the “INFORMATION REGARDING THE TRANSACTION – Detailed Description of the Transaction” section of this disclosure document.

“Proved Reserves” means the quantities of oil and natural gas which, by analysis of geoscientific and engineering data, can be estimated with reasonable certainty to be economically productive—as of a given date, from known reservoirs, and under existing economic conditions, methods of operation and governmental regulations—before the time when the agreements granting the rights to operate will expire, unless the evidence indicates that renewal is reasonably certain, regardless of whether methods for estimation of a deterministic or probabilistic nature are used. The hydrocarbon extraction project must have commenced, or the operator must be reasonably certain that the project will commence within a reasonable time.

“Purchase Price” has the meaning assigned to such term in the “INFORMATION REGARDING THE TRANSACTION – Detailed Description of the Transaction” section of this disclosure document.

“Purchasers” means Vista and Vista Argentina jointly in relation to the Sale and Purchase Agreement.

“Q” stands for quarter. The expressions 1Q or Q1 refer to the first quarter of a given year, and are equivalent to the Spanish expressions 1T or T1, and the same applies to the second, third or fourth quarters of any year (2Q, 3Q, 4Q, etc.).

“ROACE” has the meaning assigned to such term in the “PRESENTATION OF FINANCIAL AND OTHER INFORMATION” section of this disclosure document.

“RNV” means the National Securities Registry held by CNBV.

“Sale and Purchase Agreement” means the Sale and Purchase Agreement of the PEPASA Shares entered into by the Purchasers and Sellers dated April 15, 2025.

“SEC” Means the U.S. Securities and Exchange Commission of the United States.

“Sellers” means PCI and PCC jointly in relation to the Sale and Purchase Agreement.

“Series A Shares” or “Shares” means our common stock, Series A, without expression of par value.

“Shale” means “shale rock,” which is a sedimentary formation that could contain oil and/or natural gas reservoirs.

“Shell” means Royal Dutch Shell plc.

“Transaction Financing” has the meaning assigned to such term in the “INFORMATION REGARDING THE TRANSACTION – Sources of Financing and Operating Expenses” section of this disclosure document.

“Transaction” has the meaning assigned to such term in the “INFORMATION REGARDING THE TRANSACTION – Detailed Description of the Transaction” section of this disclosure document.

“TRIR” means Total Recordable Injury Rate, calculated as the number of recorded incidents multiplied by 1,000,000 and divided by the total number of hours worked.

“United States” means the United States of America.

“Vaca Muerta Oleoducto Centro” means the Vaca Muerta Oleoducto Sur pipeline, Section I operated by YPF, which will extend from Loma Campana to Allen and will be operated by YPF. As of the date of issuance of this disclosure document, Vaca Muerta Oleoducto Centro is under construction, which will be carried out in two phases: “Phase I,” which will extend from the date of start of operations through Phase II, and ‘Phase II’ will take place once the works to enable the transportation of 50,000 M3/d and the commissioning of the pipeline, which starts at the Allen pumping station and ends at Punta Colorada, has been completed.

“Vaca Muerta Norte” means the pipeline operated by YPF, and of which Vista Argentina is a co-concessionaire, whose route extends from Loma Campana to Puesto Hernández.

“Vista Argentina” means Vista Energy Argentina S.A.U. (formerly known as Vista Oil & Gas Argentina S.A.U., and formerly Petrolera Entre Lomas S.A.).

“Warrants” means the warrants issued by the Company identified by the trading symbol “VTW408A-EC001.”

“Wintershall” means Wintershall DEA Argentina S.A.

“YPF” means YPF S.A.

“/d” means the unit of volume expressed in daily terms. For example, “boe/d” means barrels of oil equivalent per day.

EXECUTIVE SUMMARY

This summary highlights selected information from this disclosure document (folleto informativo) and does not contain all of the information that is important to you. To better understand the Transaction, you should read this entire disclosure document carefully, including its exhibits. This disclosure document includes certain terms commonly used in the oil and natural gas industry, which are defined in the “DEFINED TERMS” section of this disclosure agreement.

Introduction

We were incorporated on March 22, 2017 as a corporation (sociedad anónima de capital variable) under Mexican law. On July 28, 2017, the Company adopted the form of publicly traded company (sociedad anónima bursátil de capital variable), and our Shares have been listed on the BMV since 2017 under the trading symbol “VISTA.” In addition, since July 26, 2019, the Issuer has been listed on the New York Stock Exchange (“NYSE”) under the trading symbol “VIST.” On April 26, 2022, the extraordinary general shareholders’ meeting approved the amendment of our corporate name from Vista Oil & Gas, S.A.B. de C.V. to Vista Energy, S.A.B. de C.V. On April 23, 2024, the annual ordinary and extraordinary general shareholders’ meeting approved the amendment to the company’s bylaws in light of certain recent reforms to the LMV published on October 20, 2023. Most of our wells, production and income, our ongoing drilling and reconditioning work, estimated Proved Reserves and assets are located in Vaca Muerta, Neuquén Province, Argentina.

Our main offices are located at Torre Mapfre, 243 Paseo de la Reforma Avenue, 18th floor, Colonia Renacimiento, Alcaldía Cuauhtémoc, Mexico City, 06600, Mexico, telephone number +52 55 1555 7104. Our website is http://www.vistaenergy.com.

The Issuer’s main activity is the exploration and production of oil and gas (Upstream), through its subsidiaries, among which Vista Argentina is included.

Vista Argentina

Vista Argentina, a subsidiary of the Issuer, is an Argentine company, dedicated to the exploration and production of hydrocarbons and the commercialization of oil, natural gas and NGL, with offices in Buenos Aires and Neuquén. As of December 31, 2024, Vista Argentina held (i) 100% of the operating rights of the Bajada del Palo Oeste and Bajada del Palo exploitation concessions, located in the Province of Neuquén; (ii) 84.62% in the operating rights of the Coirón Amargo Norte concession, in the Province of Neuquén; (iii) 50% of the operating rights in the unconventional exploitation concessions in Aguada Federal and Bandurria Norte, located in the Province of Neuquén (AFBN, another subsidiary of Vista, owns the remaining 50% of both concessions1); (iv) 90% of the operating rights in the unconventional exploitation concession in the Águila Mora block, in the Province of Neuquén; (v) a non-operating working interest of 1.50% in the operating rights of the Acambuco concession, in the Province of Salta, operated by Pan American Energy. As a result of the Conventional Assets Transaction, the operations of six conventional assets in Argentina were transferred as of March 1, 2023, and Vista has the right to retain 40% of crude oil production and 100% of natural gas and liquefied petroleum gas, gasoline and condensate production from said concessions. As of December 31, 2024, Vista Argentina had 488 direct employees.

Vista Argentina has high-quality production assets and low operating costs in Argentina. Led by a team of world-class professionals, it seeks to maximize returns for its shareholders through the efficient development of its assets in the Vaca Muerta formation. The Company also has a strong balance sheet and is strongly focused on the sustainability of its operations. During the fiscal year ending December 31, 2024, Vista was the second largest shale oil producer in Vaca Muerta and the third largest oil producer in Argentina, according to information from the Argentine Secretariat of Energy, and reporting on a total production of 66,641 boe/d for such period (equivalent to 69,660 boe/d at the consolidated level of Vista).

[1]

AFBN was absorbed by Vista Argentina, effective January 1, 2025, within the framework of a corporate reorganization process (merger by absorption) which is currently being registered with the Provincial Directorate of Legal Persons of the Province of Buenos Aires (Dirección Provincial de Personas Jurídicas de la Provincia de Buenos Aires).

Relevant Matters Regarding the Transaction

The corporate restructuring described in this disclosure document consists of the acquisition of PEPASA Shares, through the execution of a Sale and Purchase Agreement of the PEPASA Shares between Vista and Vista Argentina as purchasers, and PCI and PCC as sellers. As of the Completion Date (i) the Purchasers and the Sellers have entered into the Sale and Purchase Agreement and certain ancillary documents as described below, and (ii) the Sellers have transferred all of the PEPASA Shares to Vista Argentina.

As a result of the corporate restructuring, Vista, through PEPASA, will become the owner of the 50% non-operated working interest in the La Amarga Chica (“LACh”) concession, located in the Vaca Muerta formation, Neuquén Province. The remaining 50% belongs to YPF, which is also the operator of such block. LACh is a unconventional hydrocarbon exploitation concession for a period of 35 years, expiring on December 17, 2049. The following table summarizes the operational characteristics of the LACh block, with a 100% interest and a 50% interest corresponding to PEPASA:

Key statistics for La Amarga Chica

	100% WI	50% WI
Surface area, acres	46,594	23,297
Production as of fourth quarter 2024, boe/d	79,543	39,772
Oil production to fourth quarter 2024, bbl/d	71,471	35,735
Reserves P1 as of December 31, 2023, MMboe (1)	280	140
Wells in production as of December 31, 2024	247	124
Lifting cost for the year ended on December 31, 2024, $/boe	4.1	4.1

(1)	Source: Argentine Secretariat of Energy

For the development of LACh, PEPASA agreed on September 24, 2019 an JOA with YPF, the operator of the concession. The JOA signed between PEPASA and YPF, establishes the terms and conditions regarding the development of the block, the sole risk operations regime, issues related to the treatment and transportation of hydrocarbons, and the decommissioning system of facilities.

Alongside the acquisition of the PEPASA Shares, Vista became the owner of the transportation and dispatch capacity contracted by PEPASA. In this manner, Vista increases its transportation and dispatch capacity for export. PEPASA has transportation capacity of approximately 36,000 bbl/d in the Oldelval Pipelines and approximately 21,000 bbl/d in Vaca Muerta Norte, and export dispatch capacity of approximately 27,000 bbl/d in OTE. Additionally, PEPASA has a maximum transportation capacity of approximately 49,000 bbl/d in Vaca Muerta Oleoducto Centro.

The Purchase Price, for the acquisition of the PEPASA Shares is comprised of:

(i)

a Closing Cash Amount equivalent to US$900,000,000, subject to the price adjustment mechanism provided for in the Sale and Purchase Agreement (“locked box”) for contributions and certain restricted payments that would have been made between the Effective Date and the Completion Date, plus certain other interest;

(ii)	a Deferred Payment equivalent to (a) a first deferred payment on April 15, 2029, for US$150,000,000, (b) and a second deferred payment on April 15, 2030 for US$150,000,000, and

(iii)

an ADS Consideration equivalent to 7,297,507 ADSs(1) paid to the Sellers and subject to selling restrictions and/or other similar forms of disposal (lock-up) that will expire (i) with respect to 50% of the ADSs on October 15, 2025, and (ii) with respect to the remaining 50% of the ADSs on April 15, 2026.

(1)	As of the date of this disclosure document, Vista has 105,448,223 outstanding shares, which may not exceed 106,078,533 shares.

In order to carry out the Transaction, own funds and funds from the Transaction Financing were used, consisting of a credit agreement between Vista Argentina as borrower, Vista as guarantor and Banco Santander, S.A. as lender, for a total amount of US$300,000,000. This credit agreement has a term of four years and is guaranteed by Vista.

Through this Transaction, Vista incorporates an asset with low-costs, high margins, high profitability and cash generation. PEPASA’s operating and financial metrics are comparable to Vista’s, while supporting our trajectory towards positive free cash generation. Driven by oil and gas production from the LACh block, PEPASA’s total revenue for 2024 was US$909 million. In addition, PEPASA’s adjusted EBITDA during 2024 was US$667 million, leading to an adjusted EBITDA margin of 73%, reflecting a low-cost structure and high operating efficiency. The lifting cost during 2024 was 4.1 $/boe. Net income for the period was US$349 million for fiscal year 2024.

In addition, according to our analysis, the implicit metrics of the Transaction, such as EV/EBITDA, EV/barrel produced and EV/P1 Reserves and price-to-earnings (P/E), imply value generation for our shareholders.

Likewise, through this Transaction, Vista expects to materially increase its scale, incorporating an asset with proven reserves of 140 MMboe as of December 31, 2023 (at a 50% working interest), according to the Argentine Secretariat of Energy, compared to Vista’s 375 MMboe of proven reserves as of December 31, 2024. According to the Argentine Secretariat of Energy LACh’s average production in the fourth quarter of 2024 was 39,772 boe/d (at 50% working interest), compared to Vista’s 85,276 boe/d for the same period leading to a total pro forma production of 125,048 boe/d for said period.

Vista also expects to significantly enhance its asset portfolio by adding a block with an inventory that we estimate has approximately 200 ready-to-drill wells (at 50% working interest) in the core of Vaca Muerta, and geographically located adjacent to Vista’s development hub.

Moreover, Vista expects to incorporate operational synergies, based on the proximity of LACh to Vista’s development hub, which could translate into potential savings related to shared use of surface facilities, optimization of well locations near the boundaries between LACh and Vista’s development hub, improvements in the design of new wells and shared use of general services.

Likewise, the Transaction implies a significant increase in Vista’s crude oil transportation and dispatch capacity, given that PEPASA has approximately 57,000 bbl/d of crude oil transportation capacity and 48,000 bbl/d of crude oil export dispatch capacity in various midstream projects.

For further information and details on the Transaction, please refer to the “INFORMATION REGARDING THE TRANSACTION” and “RELEVANT AGREEMENTS” sections of this disclosure document.

Brief Description of the Parties Involved in the Transaction

Vista Argentina

Vista Argentina, a subsidiary of Vista, is an Argentine company engaged in the exploration and production of hydrocarbons and the commercialization of oil, natural gas and NGL. As of December 31, 2024, Vista Argentina had 488 direct employees.

Vista Argentina is a sole single-member corporation (sociedad anónima unipersonal) incorporated under the laws of Argentina. Vista Argentina’s sole shareholder is Vista Energy Holding I S.A. de C.V.

Vista Argentina is a subsidiary of Vista, a publicly traded company incorporated under the laws of the United Mexican States. Vista is an independent oil and gas company in Latin America that began operations on April 4, 2018. Its principal assets are located in Vaca Muerta, the most important commercial shale oil and gas formation outside North America, where, prior to the Transaction, the Company held exploitation concessions covering approximately 205,600 net acres.

Petronas E&P Argentina S.A.

PEPASA is an Argentine company that was incorporated on December 3, 2014, engaged in the exploration and production of hydrocarbons and the commercialization of oil, natural gas and NGL.

PEPASA holds the non-operated 50% of the unconventional hydrocarbon exploitation concession granted over the LACh block. As concessionaire, PEPASA has the right to dispose of the production coming from LACh for which it has crude oil transportation agreements in Oldelval Pipelines, Vaca Muerta Oleoducto Centro and Vaca Muerta Norte. PEPASA also has storage and storage capacity for crude oil production from La Amarga Chica block. PEPASA also has crude oil storage and dispatch capacity at the Puerto Rosales Terminal operated by OTE.

Risk Factors

You should carefully consider all of the information contained in this disclosure document, including the exhibits hereto, in particular, the items described under “RISK FACTORS.”

INFORMATION REGARDING THE TRANSACTION

Detailed Description of the Transaction

The corporate restructuring described in this disclosure document (the “Transaction”) consists of the sale and purchase of the PEPASA Shares, between (i) Vista and Vista Argentina as purchasers, and (ii) PCI and PCC as sellers, upon delivery by the Purchasers to the Sellers of the purchase price (the “Purchase Price”). As of the Completion Date (i) the Buyers and the Sellers have entered into the Sale and Purchase Agreement and certain ancillary documents as described below, and (ii) the Sellers have transferred all of the PEPASA Shares to Vista Argentina:

The Purchase Price, for the acquisition of the PEPASA Shares is mainly comprised of:

(i)

A cash payment of US$900,000,000 (the “Closing Cash Amount”), subject to the price adjustment mechanism provided for in the Sale and Purchase Agreement (locked box) for contributions and certain restricted payments that would have been made between the Effective Date and the Completion Date, plus certain interest;

(ii)

A deferred payment schedule (the “Deferred Payment”), equivalent to (a) a first deferred payment on the fourth anniversary of the Completion Date (April 15, 2029) of US$150,000,000, and (b) a second deferred payment on the fifth anniversary of the Completion Date (April 15, 2030) of US$150,000,000; and

(iii)

A Consideration of 7,297,507 ADSs (the “ADS Consideration”), paid to the Sellers and subject to selling restrictions and/or other similar forms of disposal (lock-up) that will expire (i) with respect to 50% of the ADSs on October 15, 2025, and (ii) with respect to the remaining 50% of the ADSs on April 15, 2026.

The sale and purchase of the PEPASA Shares was made pursuant to the terms and conditions set forth in the Sale and Purchase Agreement, which was entered into under the laws of England and Wales.

Pursuant to the terms and conditions set forth in the Sale and Purchase Agreement, among other things, on the Completion Date, the sale and purchase of PEPASA Shares was completed and, among others, the following actions were taken:

•	The Purchasers paid the Sellers the Closing Cash Amount and the ADS Consideration.

•	The Purchasers delivered evidence of the issuance of the ADS Consideration.

•

The Sellers delivered to the Purchasers, among other things, (a) a certified copy of the signed share transfer letter of the PEPASA Shares sent to PEPASA, (b) the Company’s statutory registers and books properly written up to the time immediately prior to the Completion Date), and (c) a certified copy of a resolution of the Sellers’ board of directors authorizing its entry into the Transaction and authorizing a person or persons to sign the Sale and Purchase Agreement documents,

•

The Sellers and the Purchasers took the necessary actions to hold meetings of the board of directors and shareholders of PEPASA (as applicable) at which (a) the board of directors of PEPASA took note of the transfer of the PEPASA Shares, cancel the existing share certificates of the Sellers, issue new share certificates in favor of Vista Argentina and instruct the president of PEPASA to register the transfer of the PEPASA Shares in PEPAS’s stock ledger book, take note of the resignations of its directors and call a PEPASA’s shareholders meeting; and (b) the shareholders meeting of PEPASA accepted the resignations of its directors, approved the appointment of persons deemed advisable by the Purchasers and changed the name of PEPASA in order to avoid confusion.

•	Steps were taken to ensure the proper transfer of technology resources and support services.

After the Completion Date, the following actions, among others, will be taken:

•	Relevant documents and data in the possession of the Sellers of or related to PEPASA will be transferred.

•

The Buyers and the Sellers will enter into a Convertible Note Agreement to secure the obligation to pay the Deferred Cash Price. For further information, please refer to the “RELEVANT AGREEMENTS” section of this disclosure document.

Approval of authorities and authorizations

The sale and purchase of the PEPASA Shares does not contractually contemplate as a closing condition the obtainment of antitrust approvals from the Argentine Antitrust Commission (Comisión Nacional de Defensa de la Competencia) the Argentine Secretariat of Commerce (Secretaría de Comercio) and other antitrust authorities in Argentina (the “Argentine Antitrust Authorities”). Notwithstanding the foregoing, (a) the Purchasers must obtain the relevant antitrust approvals under applicable Argentine law, and (b) any risk related to or resulting from any decision of the Argentine Antitrust Authorities regarding the Transaction will be borne exclusively by the Purchasers. In addition, the Purchasers shall use their best endeavors to obtain, as soon as reasonably practicable, at their own cost and expense, responsibility and risk, such approvals as may be necessary from the Argentine Antitrust Authorities and to take all further necessary steps with the Argentine Antitrust Authorities.

The Purchasers shall carry out, among other acts, the necessary steps to register the corresponding modifications in the public registry of commerce in Argentina, carry out the corresponding acts before the tax authorities in Argentina and notify the change of control to the Argentine Secretariat of Energy and the Subsecretariat of Energy, Mining and Hydrocarbons of the Province of Neuquén (Subsecretaría de Energía, Minería e Hidrocarburos de la Provincia de Neuquén).

PEPASA’s working interest in La Amarga Chica

PEPASA is the owner of the 50% of the non-operated of the unconventional hydrocarbon exploitation concession, over the area called “La Amarga Chica” (“LACh”). Therefore, as of the Completion Date, Vista will claim ownership through PEPASA of such working interest. The remaining 50% corresponds to YPF, which is also the operator of the block.

By Decree of the Province of Neuquén No. 2,963/14, YPF was granted a concession for the unconventional exploitation of hydrocarbons on LACh, whose surface area is one hundred and eighty-eight with fifty-six square kilometers (188.56 km2) equivalent to approximately 46,594 acres. This, fully in accordance with Articles 27, 27 Bis and 35 of the Argentine Hydrocarbons Law, as amended by Argentine Law 27,007, with a term of 35 years, which expires on December 17, 2049.

Subsequently, by Decree No. 772/15 dated April 24, 2015, the Province of Neuquén authorized YPF, as holder of the LACh concession, to assign 50% of the total rights, titles and obligations to PEPASA. In turn, Decree No. 772/15 authorized PEPASA to assign 100% of its stake (equivalent to 50% of LACh) as collateral to YPF, under the terms of Article 73 of the Argentine Hydrocarbons Law. For this purpose, TMF Trust Company (Argentina) SA was appointed as the Local Security Agent and TMF Canada Management Inc. as the Security Agent. This guarantee is no longer in effect as of the date of this disclosure document.

On December 10, 2014, YPF and PEPASA entered into a joint venture agreement (the “JV Agreement” and the “JV”) which is duly registered with the Argentine commercial registry. The main purpose of the JV Agreement is the exploration, evaluation, development and exploitation of hydrocarbons in the LACh unconventional exploitation concession. The JV Agreement includes references to the distribution of profits and losses in proportion to the parties’ percentages of working interest in the Concession; the designation of YPF as operator and representative of the JV; provisions for dispute resolution (negotiation, mediation, arbitration), among other issues. The JV Agreement will be in force for a period equal to that of the LACh concession and includes provisions for asset reversal and liquidation. From the Completion Date, Vista will take over PEPASA’s contractual position in the JV Agreement.

Additionally, on September 24, 2019, YPF and PEPASA entered into a joint operating agreement (the “JOA”) aimed at establishing certain terms and conditions regarding the operation of the LACh area. The key aspects of the JOA include detailed provisions on work programs, budgets, and expenditure authorizations; the allocation of costs and revenues; stipulations for sole risk operations; and clear guidelines for termination and assignment of working interest. The JOA also incorporates several annexes detailing technical and operational aspects. From the Completion Date, Vista will assume PEPASA’s contractual position in the JOA.

As a result of the corporate restructuring, Vista, through PEPASA, will become the owner of the 50% non-operated working interest in the LACh concession, located in Vaca Muerta, Neuquén Province. LACh is a unconventional hydrocarbon exploitation concession for a period of 35 years, expiring on December 17, 2049.

Vista estimates that LACh could potentially have 400 new well locations to be drilled in its inventory at 100% working interest (i.e., 200 new locations at 50% working interest). The following table summarizes the operating characteristics of the LACh block, at 100% working interest and at 50% working interest corresponding to PEPASA:

Key statistics for La Amarga Chica

	100% WI	50% WI
Surface area, acres	46,594	23,297
Production as of fourth quarter 2024, boe/d	79,543	39,772
Oil production to fourth quarter 2024, bbl/d	71,471	35,735
Reserves P1 as of December 31, 2023, MMboe (1)	280	140
Wells in production as of December 31, 2024	247	124
Lifting cost for the year ended on December 31, 2024, $/boe	4.1	4.1

(1)	Source: Argentine Secretariat of Energy.

Along with the acquisition of the PEPASA Shares, Vista became the owner of the transportation and dispatch capacity contracted by PEPASA, namely:

•

In Oldelval Pipelines, a total transportation capacity of 36,140 bbl/d comprised of, (i) open access transportation capacity of 18,806 bbl/d and (ii) contracted transportation capacity in Duplicar of 17,334 bbl/d.

•	In Vaca Muerta Oleoducto Norte, contracted transportation capacity of 20,756 bbl/d.

•	In Vaca Muerta Oleoducto Centro, a maximum firm transportation capacity of 48,997 bbl/d.

•

In OTE, a total export dispatch capacity of 27,080 bbl/d comprised of (i) open access export dispatch capacity of 6,580 bbl/d, and (ii) contracted export dispatch capacity of 20,500 bbl/d; and firm storage capacity of 123,406 bbl.

PEPASA’s Liabilities

As of the date of this disclosure document, there are no relevant liabilities to be mentioned, except for those incurred in the ordinary course of PEPASA’s business operations.

General description of PEPASA’s activities

PEPASA holds 50% of the unconventional hydrocarbon exploitation concession granted over the LACh block. In order to develop the block, PEPASA has entered into a joint venture with YPF, which is also the operator. In line with this, PEPASA entered into a JOA that aims to establish terms and conditions regarding the operation of the block.

As holder of 50% of the LACh concession, PEPASA has the production from the block and disposes of it for its transportation and subsequent commercialization in the domestic and foreign markets.

Decree No. 929/2013 Promotion Regime

On January 20, 2015, YPF applied to the Argentine Secretariat of Energy for the approval and inclusion of the “La Amarga Chica Area Unconventional Development Project” (the “LACh Project”) in the Investment Promotion Regime for the Exploitation of Hydrocarbons created by Decree No. 929/2013 (the “Promotion Regime”). Consequently, Law 27,007 established that would be incorporated to the aforementioned Promotion Regime projects involving an investment of US$250,000,000.

On February 20, 2015, through Resolution No. 20/15, the Strategic Planning and Coordination Commission of the Argentine Hydrocarbon Investment Plan (Comisión de Planificación y Coordinación Estratégica del Plan Nacional de Inversiones Hidrocarburíferas) approved the Project as an “Investment Project for the Exploitation of Hydrocarbons” and included it within the Promotion Regime.

Subsequently, on December 21, 2018, PEPASA notified the Argentine Secretariat of Energy the compliance with the investment requirements established in the Promotion Regime with respect to the LACh Project.

Among other benefits, Decree No. 929/2013 establishes the following:

•

Subjects included in the Promotion Regime as from the fifth year of the implementation of a given investment project will have the right to freely commercialize in the foreign market 20% of the production of hydrocarbons produced as a result of such investment.

•	The commercialization of hydrocarbons will be carried out with a 0% export duty rate.

•

The beneficiaries will have the free availability of 100% of the foreign currency from the export of these hydrocarbons, provided that the “Investment Project for the Exploitation of Hydrocarbons” approved had implied the entry of foreign currency to the Argentine financial market for at least the amount provided for in the regulations in force.

PEPASA has enjoyed the benefits in this regard for certain volumes of crude oil exported as of April 2023.

Objective of the Transaction

Through this transaction, Vista incorporates an asset with low-costs, high margins, high profitability and cash generation. PEPSA’s operational and financial metrics are comparable to Vista’s, while supporting our trajectory towards positive free cash flow generation. Driven by oil and gas production from the LACh block, PEPASA’s total revenues during 2024 were US$909 million. In addition, PEPASA’s adjusted EBITDA during 2024 was US$667 million, leading to an adjusted EBITDA margin of 73% reflecting a low-cost structure and high operating efficiency. The lifting cost during 2024 was 4.1 $/boe. Net income for the period was US$349 million for fiscal year 2024.

In addition, according to our analysis, the implicit Transaction metrics, such as EV/EBITDA, EV/barrel produced and EV/P1 Reserves and price-to-earnings (P/E), imply creation of value for our shareholders.

Furthermore, through the Transaction, Vista expects to materially increase its scale, incorporating an asset with proven reserves of 140 MMboe as of December 31, 2023 (at a 50% stake), according to the Argentine Secretariat of Energy, compared to Vista’s 375 MMboe of proven reserves as of December 31, 2024. According to the Argentine Secretariat of Energy, LACh’s average production in the fourth quarter of 2024 was 39,772 boe/d (at 50% working interest), compared to Vista’s 85,276 boe/d for the same period, leading to a total pro forma production of 125,048 boe/d for that period.

Vista also expects to significantly improve its asset portfolio, incorporating a block with an inventory that, according to our estimates, has approximately 200 ready-to-drill wells (at 50% working interest) in the Vaca Muerta core, and geographically located next to Vista’s development hub.

On the other hand, Vista expects to incorporate operational synergies, based on the proximity of LACh to the Vista development hub, which could translate into potential savings related to shared use of surface facilities, optimization of well locations near the boundaries between LACh and the Vista development hub, improvements in the design of new wells and shared use of general services.

Likewise, the Transaction implies a significant incorporation of crude oil transportation and dispatch capacity for Vista, given that PEPASA has approximately 57,000 bbl/d of crude oil transportation capacity and 48,000 bbl/d of crude oil export dispatch capacity in various midstream projects.

Sources of Financing and Operating Expenses

In order to carry out the Transaction, own funds and funds from a credit agreement entered between Vista Argentina as borrower and Banco Santander, S.A. as lender, for an aggregate amount of US$300,000,000. This credit agreement has a term of four years and is guaranteed by Vista (the “Transaction Financing”) were used.

The expenses and costs derived from and in connection with the execution of the Transaction include, but are not limited to, legal, accounting, tax, audit, notary and tax advisors’ fees and expenses. Vista estimates that the expenses derived from the Transaction will amount to approximately US$8,000,000.

Transaction Approval Date

The Transaction was approved by our shareholders’ meeting on March 3, 2025 and by our board of directors on April 11, 2025.

Characteristics of our securities Prior to and Following the Transaction

There will be no changes to the characteristics of the securities representing our Series A Shares or the ADSs representing them, and the rights of our shareholders will remain unchanged as a result of the Transaction.

Accounting treatment of the Transaction

The incorporation of the results, assets and liabilities linked to the Transaction was carried out in accordance with IFRS, which govern the Company’s financial statements.

The applicable criteria on which the Company has prepared the pro-form financial statements are described in Note 2 (Basis of preparation and presentation) of these financial statements, on which the independent public accountant’s report on the pro forma financial information is included.

The pro-form financial information has been prepared by the Company to show the impact on the financial position and results, derived from the Transaction, as if the Transaction had taken place on January  1, 2024.

Tax Consequences of Transaction

As a result of the actions considered as part of the Transaction, there should be no adverse tax consequences as a result from the Transaction, and, if applicable, the tax effects resulting from the Transaction would be recognized by the corresponding party in accordance with the applicable legislation.

In compliance with Title II of General Resolution (AFIP) No. 4227, Vista Argentina will act as an income tax withholding agent for the acquisition of the shares. The tax will be deducted from the Share Price.

The withheld tax will be submitted to the Revenue and Customs Control Agency (ARCA, formerly AFIP) in compliance of the procedures, deadlines, and other conditions established by General Resolution (AFIP) 3726 and its amendments.

INFORMATION OF THE PARTIES INVOLVED IN THE TRANSACTION

Vista

Corporate Name

Vista Energy S.A.B. de C.V.

Business Overview

We are a publicly traded stock corporation with variable capital, or S.A.B. de C.V., organized under the laws of Mexico. Our business is focused on shale oil in Latin America, with our principal assets located in Vaca Muerta, in the Neuquina Basin, Argentina. Vaca Muerta is the largest oil and shale gas field under development outside of North America, where, prior to the Transaction, we had rights to exploit approximately 205,600 acres. Most of our production, proved reserves, inventory of wells, assets, and income are located in Vaca Muerta, Neuquén Province, Argentina. In addition, we hold a conventional hydrocarbon-producing asset in Mexico.

We seek to generate strong returns for our shareholders based on the following key value drivers:

•

Deep, ready-to-drill, short-cycle well inventory. Our growth plan is based on the development of an inventory which, prior to the Transaction, had approximately a 1,150 well inventory in Vaca Muerta, out of which 550 are located in Bajada del Palo Oeste, 150 in Bajada del Palo Este, 150 in Aguada Federal, 150 in Bandurria Norte, 100 in Águila Mora and 50 in Coirón Amargo Norte. Additionally, as of December 31, 2024, the number of cumulative shale wells we had tied-in increased to 117 in Bajada del Palo Oeste, 17 in Bajada del Palo Este, 13 wells in Aguada Federal and two wells in Águila Mora, for a total of 149 cumulative shale wells tied-in in Vaca Muerta. This activity boosted our production to 85,276 Mboe/d during the fourth quarter of 2024. Our proved certified reserves increased to 375.2 MMboe as of December 31, 2024.

•

Leader in operational efficiency. We believe the productivity of our wells reflects the quality of our Vaca Muerta acreage and our capacity as operators, we seek to develop our assets with the highest efficiency and safety standards. As of December 31, 2024, the cumulative production of the average Vista well after 720 days on production (represented by the wells in pads BPO-1 to BPO-14) was performing 6% above our Bajada del Palo Oeste type curve. This performance places our wells among the best in Vaca Muerta. Additionally, the dilution of fixed costs as we increased production and the restructuring of costs following our decision to focus on shale oil led to a reduction in our unit operating cost from US$13.9/boe in 2018 to US$4.6/boe in 2024

•

Robust balance sheet and financial performance. Based on an analysis of comparable companies in the Argentine, Latin American and U.S. shale energy sector, we believe we are a Company with low financial leverage, high Adjusted EBITDA margins and high ROACE. Cash and cash equivalents at the end of 2024 were US$764.3 million. During 2024, net income for the year was US$477.5 million. Adjusted EBITDA for 2024 was US$1,092.4 million, resulting in an adjusted EBITDA margin of 65%. Additionally, the net leverage ratio at December 31, 2024 was 0.63x times adjusted EBTIDA, and ROACE for 2024 was 24%.

•

Sustainability-focused culture. We aim to develop our business in a sustainable way. We aspire to reduce our operating scope 1 and 2 emission intensity by more than 80% to 7 kgCO2e/boe in 2026, compared to 39 kgCO2e/boe in 2020. During 2024, we reduced the intensity of scope 1 and 2 GHG emissions by 44% year-over-year, from 15.6 kgCO2e/boe to 8.8 kgCO2e/boe. We are also executing a portfolio of nature -based solutions projects through our subsidiary Aike, in Argentina. By 2026, we expect to have generated enough carbon credits to offset the residual emissions from our operations, thereby becoming net zero in scope 1 and 2 greenhouse gas emissions.

Safety is a bedrock of our Company, and we aim to operate with the highest oil and gas industry standards in accordance with the International Association of Oil and Gas Producers (IOGP) and the global oil and gas industry association for environmental and social issues (IPIECA). In 2024, we had a TRIR of 0.6 which was below 1.0 for the fifth consecutive year. Furthermore, in 2024 we recorded no major oil spill incidents.

Development of the Company

Vista Energy, S.A.B. de C.V. was incorporated on March 22, 2017.

In August 2017, we consummated our initial public offering for Ps.11,688,950,000, equivalent to US$650 million. As result, Vista secured a potential funding of up to US$700 million to be used for consummating an Initial Business Combination.

In April 2018, Vista completed the Initial Business Combination consisting of the Company’s acquisitions of equity interests and direct interests in assets from Pampa Energía S.A. and Pluspetrol Resources Corporation.

In July 2019, we completed a global offering consisting of a follow-on public offering in Mexico of our Series A Shares and an international public offering in the United States and other countries of our Series A Shares represented by American Depositary Shares on the NYSE for a total amount of 10,906,257 Series A Shares (including all over-allotment options). Our American Depositary Shares (“ADSs”) began trading on the NYSE on July 26, 2019, under the trading symbol “VIST.”

On April 26, 2022, the Extraordinary General Shareholders’ Meeting approved certain amendments to the Company’s bylaws. One of the items discussed included a proposal to modify the Company’s corporate name to “Vista Energy.” The change in our corporate name became effective shortly thereafter upon compliance with certain Mexican legal requirements. No change was made to our trading symbol or CUSIP during this process. Our Management believes that the new corporate name better reflects the Company’s proactive approach to the evolution of the energy industry and its sustainability objectives, including the reduction of its carbon footprint. On the same date, our subsidiary in Argentina changed its name from Vista Oil & Gas Argentina, S.A.U. to Vista Energy Argentina, S.A.U.

On October 4, 2022, Vista held a warrant holders’ meeting during which the warrant holders approved the amendments to the warrant indenture and the global certificate that covers such Warrants proposed by the Company, by means of which a cashless exercise mechanism was implemented that entitled the warrant holders to, in their sole discretion or at Vista’s discretion (in the latter case, with respect to all outstanding warrants and without any further request, notice or communication required to or from Holders or any other person), obtain one series A share for each 31 Warrants owned.

On February 23, 2023, Vista announced a two-phase transaction (the “Conventional Assets Transaction”) between Vista Argentina and Aconcagua to increase focus on its shale oil operations in Vaca Muerta and strengthen shareholder returns. Under the Conventional Assets Transaction, Vista Argentina transferred the operation of the Entre Lomas Río Negro, Entre Lomas Neuquén, Jarilla Quemada, Charco del Palenque, Jagüel de los Machos, and 25 de Mayo—Medanito SE concessions to Aconcagua. Additionally, Vista Argentina will retain 40% of the crude oil production and 100% of the natural gas and liquified petroleum gas, gasoline, and condensates production from said concessions until the earlier of: (i) February 28, 2027, and (ii) the date on which Vista Argentina receives a cumulative production of 4 million barrels of crude oil and 300 million m3 of natural gas. For more information about this transaction, you can visit the relevant event published by the Company on its website (www.vistaenergy.com/inversionistas).

During the period from October 10, 2022 through March 7, 2023, the holders of the Warrants exercised 75,144,465 warrants pursuant to the cashless exercise feature which entitled the holders of the warrants, in their sole discretion or at Vista’s discretion (in the latter case, with respect to all outstanding warrants and without any further request, notice or communication required to or from Vista), to obtain one Series A Share for each 31 warrants held, in terms of the warrants’ indenture. As a result of such exercise, 2,424,015 Series A Shares remained outstanding.

On March 7, 2023, Vista concluded the process with the CNBV to update the registration of Vista’s warrants in the RNV enabling the Automatic Cashless Exercise. On March 15, 2023, by virtue of such automatic cashless exercise, and after giving effect thereto, the 24,535,535 outstanding Warrants were exercised, equivalent to 791,439 Series A Shares, which became outstanding. By virtue of the exercise of all warrants (i.e., those exercised by the Holders before the Automatic Cashless Exercise, plus those exercised pursuant to such automatic exercise), the total number of Series A Shares that became outstanding is 3,215,454. As of the date of this disclosure document, there are no Warrants outstanding.

On March 17, 2023, Vista completed a transaction that resulted in the acquisition of two outstanding series C shares pursuant to a share repurchase program authorized by the Company’s stockholders using the repurchase fund. These series C shares are currently held by the Company, and no economic or corporate rights could be exercised in connection therewith.

On April 23, 2024, at the annual ordinary and extraordinary general shareholders’ meeting held on that date, the Company’s shareholders approved, among other things, certain amendments to Articles Sixth, Eighth, Eleventh, Seventeenth and Thirty-third of the Company’s by-laws, as a result of certain recent amendments to the LMV published in the Mexican Federal Official Gazette on December 28, 2023 and certain amendments to the General Law of Mercantile Corporations of Mexico (Ley General de Sociedades Mercantiles) published in the Mexican Federal Official Gazette on October 20, 2023.

Vista Corporate Structure

Vista’s capital stock is variable. Vista’s minimum fixed capital without withdrawal rights is the amount of Ps.$3,000.00 represented by two Series C common, nominative shares with no par value.

The variable portion of our capital stock is unlimited. As of the date of this disclosure document, the variable portion of our capital stock is represented by 105,448,223 outstanding shares, which shall not exceed 106,078,533 shares.

Significant Changes in Financial Statements

The Company deems that, since the publication of the Issuer’s annual report for the year ended December 31, 2024, filed before the CNBV and the BMV on April 9, 2025, and which is available on Vista’s website at http://www.vistaenergy.com and on the Mexican Stock Exchange at www.bmv.com.mx, there have been no significant changes in its consolidated financial statements or in the accounting policies applicable to the preparation thereof.

Vista Argentina

Corporate Name

Vista Energy Argentina S.A.U.

Company Overview

Vista Argentina subsidiary of the Issuer, is an Argentine company dedicated to the exploration and production of hydrocarbons and the commercialization of oil, natural gas and NGL, with offices in Buenos Aires and Neuquén. As of December 31, 2024, Vista Argentina held (i) 100% of the operating rights of the Bajada del Palo Oeste and Bajada del Palo exploitation concessions, located in the Province of Neuquén; (ii) 84.62% in the operating rights of the Coirón Amargo Norte concession, in the Province of Neuquén; (iii) 50% of the operating rights in the unconventional exploitation concessions in Aguada Federal and Bandurria Norte, located in the Province of Neuquén

(AFBN, another subsidiary of Vista, owns the remaining 50% of both concessions) Neuquén; (iv) 90% of the operating rights in the unconventional exploitation concession in the Águila Mora block, in the Province of Neuquén; (v) a non-operating working interest of 1.50% in the operating rights of the Acambuco concession, in the Province of Salta, operated by Pan American Energy. As a result of the Conventional Assets Transaction, the operations of six conventional assets in Argentina were transferred as of March 1, 2023, and Vista has the right to retain 40% of crude oil production and 100% of natural gas and liquefied petroleum gas, gasoline and condensate production from said concessions. As of December 31, 2024, Vista Argentina had 488 direct employees.

Business Overview

Vista Argentina has high-quality production assets and low operating costs in Argentina. Led by a team of world-class professionals, it seeks to maximize returns for its shareholders through the efficient development of its assets in the Vaca Muerta formation. Vista Argentina also has a strong balance sheet and is strongly focused on the sustainability of its operations.

For the fiscal year ended December 31, 2024, Vista was the second largest shale oil producer in Vaca Muerta and the third largest oil producer in Argentina, according to information from the Argentine Secretariat of Energy, and reported a total production of 66,641 boe/d for such period (equivalent to 69,660 boe/d at the consolidated level of Vista).

As of December 31, 2024, the Company had 342.9 MMboe of proven reserves, 98% of which are located in shale fields, and 86% of which are oil. As of December 31, 2024, up to 1,000 potential high-return well locations had been identified for development on approximately 180,000 acres in Vaca Muerta, of which 550 are in the Bajada del Palo Oeste concession; 150 in Bajada del Palo Este, 100 in Águila Mora, 75 in Aguada Federal, 75 in Bandurria Norte, and 50 in Coirón Amargo Norte. Even considering the increase in activity reported to the market by the Company for the year 2025, this represents a drilling inventory of more than 15 years, while there is potential to increase this inventory, mainly through the evaluation of other sailing horizons.

Effective January 1, 2025, Vista Argentina absorbed AFBN, which held the remaining 50% interest in Aguada Federal and Bandurria Norte, through a corporate reorganization process. Thus, Vista Argentina incorporates 75 potential well locations in Aguada Federal, 75 potential well locations in Bandurria Norte, resulting in a total inventory of 1,150 locations, and 22.5 MMboe of proved reserves as of December 31, 2024, resulting in a total of 365.5 MMboe of proved reserves as of December 31, 2024 (1).

(1)	As of December 31, 2024, the consolidated proven reserves of Vista were 375.2 MMboe, which include 365.5 MMboe in Argentina and 9.8 in Mexico.

The following map shows the location of Vista Argentina’s operated concessions as of January 1, 2025, along with the well inventory of each of the concessions:

In addition, the following map shows the location of Vista and PEPASA’s concessions in Vaca Muerta as of the date of this disclosure document:

Company Development

After the Initial Business Combination, and upon taking control of operations, we started a shale development in Bajada del Palo Oeste. In December 2018, we obtained an unconventional hydrocarbon exploitation concession in such concession for 35 years, until December 2053. In March 2019, we completed and connected our first four-well pad. During 2019, we completed and connected a total of eight wells, which took our shale production at Bajada del Palo Oeste from zero to over 10,000 boe/d in August 2019, for an average daily production of 4,959 Mboe/d for the year ended December 31, 2019.

On November 30, 2018, the cross assignment of rights between Vista Argentina, through its wholly owned subsidiary APCO Oil & Gas International Inc. and O&G Developments Ltd. S.A., a wholly owned subsidiary of Royal Dutch Shell plc (“Shell”), was completed. Such assignment was entered into on August 22, 2018 and announced on October 25, 2018. Pursuant to such agreement, Vista Argentina exchanged a 35% non-operated working interest in the Coirón Amargo Sur Oeste block, for Shell’s 90% operated working interest in the Águila Mora block plus a contribution of US$10 million, paid by Shell in favor of Vista Argentina. Therefore, Vista Argentina obtained a 90% interest in the Águila Mora block, while Gas y Petróleo del Neuquén, S.A. the remaining 10%. Following the satisfactory results of the pilot project involving two wells drilled in Águila Mora in 2023, we have incorporated 100 wells into our inventory in such block.

On September 16, 2021, Vista acquired a 50% non-operated working interest in Aguada Federal and Bandurria Norte from ConocoPhillips Petroleum Holdings B.V. On January 17, 2022, Vista Argentina acquired the remaining 50% interest from Wintershall. As of that date, on a consolidated basis, Vista became the operator and sole concessionaire of the blocks. Aguada Federal and Bandurria Norte are unconventional exploitation concessions in the Neuquén Basin, located in the Province of Neuquén, covering approximately 24,058 and 26,404 gross acres, respectively, in which we identified a total of 300 new well locations to drill.

During January 2022, we began a pilot plan in Bajada del Palo Este, a block adjacent to Bajada del Palo Oeste, where we also have a 35-year unconventional hydrocarbon concession. The first two-well pad, showed solid productivity, comparable to the results obtained in Bajada del Palo Oeste. Additionally, we have completed the pilot in this block with one well in the center and another well in the east. Based on these results, we have added 150 new locations to our inventory in Bajada del Palo Este and 50 in Coirón Amargo Norte, which is located to the south of Bajada del Palo Oeste.

As of December 31, 2024, we had invested US$3,177 million, of which US$ 2,192 million were allocated to shale wells and US$984 million were allocated to conventional wells, surface facilities, technology and other investments.

As of December 31, 2024, we had connected, as operator, 117 wells at Bajada del Palo Oeste, 17 wells at Bajada del Palo Este, 13 wells at Aguada Federal, and two wells at Aguila Mora. Total shale production was 61,729 boe/d during the year ended December 31, 2024 (equivalent to 64,134 boe/d at the consolidated level of Vista). Total production from Vista Argentina was 66,641 boe/d during that period (equivalent to 69,660 boe/d at the consolidated level of Vista).

During the fourth quarter of 2024, Vista Argentina’s total production was 81,903 boe/d (equivalent to 85,276 boe/d at the consolidated level of Vista) and shale production was 77,277 boe/d (equivalent to 80,134 boe/d at the consolidated level of Vista).

Capital Structure

Vista Argentina is a sole single-member corporation (sociedad anónima unipersonal) incorporated under the laws of Argentina. Vista Argentina’s sole shareholder is Vista Energy Holding I S.A. de C.V., which in turn is controlled by Vista.

PEPASA

Company’s Corporate Name

Petronas E&P Argentina S.A.

Company Description

PEPASA is an Argentine company that was incorporated on December 3, 2014, engaged in the exploration and production of hydrocarbons and the commercialization of oil, natural gas and NGL.

PEPASA holds 50% of the unconventional hydrocarbon exploitation concession granted over the LACh block. In order to develop the block, PEPASA has entered into a JOA with YPF, which is also the operator. In line with this, PEPASA entered into a joint operating agreement which has the purpose of establishing terms and conditions regarding the operation of the block.

As holder of 50% of the LACh concession, PEPASA has the production from the block and disposes of it for its transportation and subsequent commercialization in the domestic and foreign markets.

Capital Structure

As of the date of this disclosure document, PEPASA’s capital stock is comprised as follows:

Share capital: AR$330,076,343,261; of which 70% corresponds to Petronas Carigali Canada BV, a company incorporated in the Netherlands on July 29, 2011, holder of a total of 231,053,440,283 shares; and the remaining 30% corresponds to Petronas Carigali International E&P BV, a company incorporated in the Netherlands on March 5, 2013 holder of a total of 99,022,902,978 shares.

Significant Changes in Financial Statements

There are no significant changes in PEPASA’s financial statements.

RISK FACTORS

The consummation of the Transaction involves a degree of risk. You should carefully analyze and evaluate the risks described below and the other information contained in this statement, including our pro forma financial statements and related notes. Our business, financial condition, results of operations, cash flows and/or expectations could be adversely affected by any of the following risks. The market value of our Series A Shares could decline as a result of any of these risks or other factors, and you could lose all or part of your investment. The risks described below are those that we currently believe could adversely affect us. Our business, financial condition, results of operations, cash flows, expectations and/or the market value of our Series A Shares could also be affected by other risks and factors not presently known to us or not currently contemplated to have a material adverse effect. In this section, when we refer to a risk or uncertainty that may have, would have or will have a “material adverse effect” on us or that may “adversely affect” or “will adversely affect” us, we mean that such risk or uncertainty could have a material adverse effect on our business, financial condition, results of operations, cash flows, expectations and/or the market value of our Series A Shares.

The risks described below are those that in the current opinion of the Issuer could significantly affect the activities, financial condition, results of operations and future projections of the Trust, in which case the performance and profitability of the Trust could decrease. The foregoing risk factors are illustrative and not limiting since other risks and uncertainties may cause the actual results mentioned to differ materially. There may be additional risks that the Trustee is not currently aware of or does not currently consider material but which may also affect its operations, financial condition, results of operations and future disclosure documents.

In addition, you should carefully analyze and evaluate the risk factors associated with Vista. For purposes of the foregoing, please refer to the “Risk Factors” section of the Issuer’s annual report for the year ended December 31, 2024, filed before the CNBV and the BMV on April 9, 2025, and which is available on Vista’s website at http://www.vistaenergy.com and on the Mexican Stock Exchange at www.bmv.com.mx

Risks Related to the Transaction

Estimates and associated risks.

The information contained in this disclosure document reflects the Issuer’s views regarding future events and may contain information about financial results, economic conditions, trends and uncertainties. The expressions “believes,” “expects,” “estimates,” “believes,” “considers,” “anticipates,” “plans” and other similar expressions identify such projections or estimates. In evaluating such provisions or estimates, the factors described in this section and other cautionary statements contained in this disclosure document or in any other document disclosed to the public in connection with the Transaction should be taken into account.

We cannot assure that the Sellers or PEPASA will meet their obligations in full.

We have decided to enter into this Transaction and are confident that PEPASA is a solid company with sufficient operating and financial history to meet its obligations and to provide the best value for our relationship. However, PEPASA’s past experience may not be indicative of future operating results and we cannot assure you that PEPASA will continue to perform well operationally or that it will continue to perform in the same manner from a financial point of view. Furthermore, we cannot assure you that PEPASA is and will continue to be in compliance with its contractual and legal commitments

Likewise, we cannot guarantee the fulfillment of any subsequent or subsisting obligation by the Sellers, or the veracity and accuracy of the representations and warranties in the Sale and Purchase Agreement and the documents derived from the Transaction. A breach of the Sellers and/or PEPASA’s obligations, production default by PEPASA or generally any default under the terms of the Sale and Purchase Agreement, other documents and other commitments of the Transaction could have an adverse effect on our production volumes, or significant increases in costs, which could translate into an adverse effect on our results of operations, cash flow and profitability. Aligned with the foregoing, we cannot assure you that PEPASA is and will continue to be in compliance with its contractual and legal commitments

The acquired assets are exposed to catastrophic risks and force majeure events.

PEPASA’s operations are exposed to possible unplanned interruptions caused by significant catastrophic or force majeure events, including, but not limited to: wars, labor strikes, cyclones, earthquakes, tornadoes, hurricanes, landslides, floods, explosions, fires, terrorist attacks, major plant breakdowns, leaks of natural gas, NGL, crude oil, refined petroleum products or other hydrocarbons, pipeline or power line ruptures or other damage, technology failures, faulty design and construction, accidents, demographic changes, government macroeconomic policies and political and social instability. These risks could, among other effects, have a significant adverse impact on the available cash flows of infrastructure assets, cause personal injury or death, property damage, or cause interruptions in the activities of society. In addition, the cost of repairing or replacing damaged assets could be substantial and could include assessment, repair and maintenance costs. Repeated or prolonged interruptions in activities conducted may result in the permanent loss of customers, significant litigation or penalties in the event of regulatory or contractual non-compliance. Force majeure events that are incapable of being repaired, or are too costly to reverse or resolve, may also have a permanent material adverse effect on PEPASA. There can be no assurance that all of PEPASA’s assets will be fully insured against all risks inherent in its business and activities or that all such insurance can be made available on commercially reasonable terms. If a major accident or event occurs that is not fully insured, it could have a material adverse effect on PEPASA’s operations and financial condition.

The acquired assets may experience an increase in operating and maintenance expenses.

PEPASA may include assets that by their nature require minor routine maintenance and major maintenance from time to time, in order to maintain the safety and operating conditions necessary to perform its operations. The costs of such operations may vary significantly due to, among others, the existence of natural disasters, adverse weather conditions, deterioration in macroeconomic conditions, and competition for services in the Neuquina Basin. These factors might have an impact on the costs of maintenance work necessary to maintain PEPASA’s operations in proper working conditions. Likewise, such costs may require increases in expenses which, in turn, could imply higher financing costs.

We may be unable to comply with Payment Obligations.

The Sale and Purchase Agreement provides that the Purchasers must make deferred payments in two equal installments on the fourth and fifth anniversary of the Completion Date. There is a risk that these payment obligations may not be met in the future, which could result in legal disputes and the need to enforce warranties or seek respective legal remedies.

Indemnity Claims Risk

Purchasers assume responsibilities related to PEPASA’s operation, regardless of when they arose. This includes environmental and labor management responsibilities. If significant claims or certain adverse events arise, Purchasers could face unexpected and potentially high expenses and costs.

The Transaction may be subject to litigation and disputes in international courts.

The Sale and Purchase Agreement provides that disputes will be resolved by arbitration in London in accordance with the Arbitration Rules of the International Court of Arbitration (“ICC”). This process can be costly and time-consuming, and the outcome of the arbitration may be uncertain. In addition, parties may face difficulties in enforcing arbitral awards in certain jurisdictions.

Changes in applicable law may affect the obligations under the Transaction.

Both parties must comply with all applicable laws, including anti-corruption and anti-money laundering laws. Any failure to comply with these laws could result in significant penalties, damages to the parties and possible invalidity of the Transaction agreements, including the Sale and Purchase Agreement. In addition, any change in applicable law could adversely affect the viability of the Transaction.

The Transaction is subject to changes in the economic and market environment.

The Sale and Purchase Agreement cannot anticipate all possible changes in the economic and market environment. Factors such as fluctuations in oil and gas prices, changes in the demand for hydrocarbons in the market, unexpected increases in operating and maintenance costs, variations in exchange rates, increases in interest rates, may significantly affect the profitability and viability of the Transaction. As a result of these factors, it is possible that the operating and financial performance of PEPASA’s assets may be lower than expected and may not allow a recovery of the amounts invested in the acquisition.

The Transaction documents set forth significant limitations on the liability of the Sellers, which may represent a risk to the Purchasers.

The Sale and Purchase Agreement imposes significant limitations on Sellers’ liability, which may pose a risk to the Purchasers. These limitations include specific thresholds for claims, where Sellers will not be liable for claims, as well as limitations on Sellers’ total liability (including tax and/or environmental claims). Certain liability assumptions are also excluded, such as consequential loss, business interruption, loss of reputation and loss of opportunity. These limitations and exclusions may significantly reduce the Purchasers’ ability to recover losses or damages for investments and financing related to the Transaction, thereby affecting our business, financial condition and results of operations.

We may not fully identify issues with PEPASA’s properties, which could mean that the assets we acquire may be worth less than what we pay due to uncertainties in the evaluation of recoverable reserves and potential liabilities.

Successful acquisitions require an evaluation of a number of factors, including estimates of recoverable reserves, exploration potential, future oil and natural gas prices, title suitability, operating and capital costs and potential environmental and other liabilities. Although we generally conduct a review of the properties we acquire, which we believe is consistent with industry practices, we cannot assure you that we have identified all existing or potential problems associated with PEPASA, or that we will be able to mitigate any problems we identify. Such assessments are inaccurate and their accuracy is inherently uncertain.

In addition, our review may not allow us to become sufficiently familiar with the properties to fully assess their deficiencies and capabilities. We have not inspected all of the existing wells on PEPASA’s properties. Even when we inspect a well, we do not always discover structural, subsurface, title and environmental problems that may exist or arise. As a result of these factors, it is possible that the operating and financial performance of PEPASA’s assets may be less than expected and may not recover the amounts invested in the acquisition.

We are not the operators of the La Amarga Chica concessions, PEPASA’s principal asset, and actions taken by the operator of such joint venture could have a material adverse effect on us.

In some of our businesses, we conduct hydrocarbon exploration and production activities through unincorporated joint ventures. Pursuant to the terms and conditions of such agreements, generally one of the parties assumes the role of operator and, therefore, assumes responsibility for performing all activities in accordance with the agreement. If the operator is one of our joint venture partners, and not us, we are subject to risks related to the performance and actions taken by the operator to carry out the activities. Such actions could adversely affect our financial condition and operating results.

PEPASA owns a 50% working interest in the La Amarga Chica joint venture and is not the operator of such concession. Therefore, we are subject to risks related to the performance and actions taken by the operator to carry out the activities. Such actions could adversely affect our financial condition and operation results.

We may not be able to successfully integrate PEPASA’s operations with our operations, and we may not be able to realize all of the anticipated benefits of such acquisition.

Although we have performed the normal due diligence processes for these types of acquisitions, we cannot assure you that we will obtain the desired returns from the acquisition of PEPASA. Failure to successfully assimilate PEPASA’s assets could adversely affect our financial condition and results of operations. Our acquisitions may involve numerous risks, including: (i) operating a larger combined organization; (ii) difficulties in incorporating the assets and operations of the acquired business, especially if the acquired assets are in a new geographic area; (iii) risk that the acquired oil and natural gas reserves may not be of the anticipated magnitude or may not be developed as planned; (iv) loss of key employees in the acquired business; (v) incapacity to obtain satisfactory title to the assets, concessions or participating interests we acquire; (vi) a decrease in our liquidity if we use a portion of our available cash to fund acquisitions; (vii) a significant increase in our interest expense or financial leverage if we incur additional debt to fund acquisitions; (viii) failure to achieve expected profitability or growth; (ix) failure to achieve expected synergies and cost savings; (x) coordinating organizations, systems and facilities; and (xi) coordinating or consolidating corporate and administrative functions.

In addition, unexpected costs and difficulties may arise when businesses with different operations or management are combined, and we may experience unforeseen delays in achieving the benefits of the PEPASA acquisition. The inability to effectively manage the integration of the PEPASA acquisition could have a material adverse effect on our business, financial condition, results of operations and cash flow.

The lack of availability of hydrocarbon transportation may limit our ability to increase PEPASA’s hydrocarbon production and may adversely affect our financial condition and results of operations.

PEPASA’s ability to exploit hydrocarbon reserves depends to a large extent on the availability of transportation infrastructure in commercially acceptable conditions to transport the hydrocarbons produced from the fields to the markets where they are sold.

We have analyzed the available information on PEPASA and understand that it has secured sufficient oil transportation capacity through existing infrastructure and ongoing expansion projects for current production and a potential increase in production. However, both planned events (such as scheduled maintenance) and unexpected disruptions (including adverse weather conditions, accidents, union strikes, explosions or environmental incidents) may restrict access to existing oil transportation capacity, potentially limiting production and adversely affecting financial condition and operating results.

In addition, if oil storage and export, transportation and expansion projects are delayed or cancelled, the potential lack of transportation capacity could limit production growth, affect our ability to meet targets and negatively impact our future financial results.

Our business operations and PEPASA’s business operations are highly dependent on the production facilities.

A significant portion of PEPASA’s revenue depends on surface facilities that are key to producing, transporting, treating and injecting oil and gas into the transportation infrastructure for sale. In order to execute its strategic plan and meet its goals, PEPASA may need to expand its capacity to transport, treat and inject the hydrocarbons produced. If us and/or the LACh operator are not able to execute these expansion projects, our growth plans could be affected.

Moreover, while we believe that we maintain adequate insurance coverage and appropriate security measures with respect to such facilities, any material damage, accident at and/or other disruption to such production facilities could have a material adverse effect on our production capacity, financial condition and results of operations.

PEPASA’s historical operating and financial information may not be indicative of future results.

Operating results could fluctuate for many reasons, including many of the risks described in this section, which are beyond our control. Therefore, our past operating results are not indicative of our future operating results. While we have performed due diligence to understand PEPASA’s assets and liabilities, as well as its operating and financial performance, such information may not be indicative of PEPASA’s future results of operations.

The delivery of ADSs to the Sellers as part of the Transaction and their eventual sale could adversely affect our stock price and our ability to obtain financing on competitive terms.

Under the Sale and Purchase Agreement, we have agreed to pay the Sellers a portion of the Purchase Price in the form of ADSs, in respect of which no restriction on transfer or sale to third parties or other persons has been agreed. Such payment will increase the number of Series A Shares outstanding (in the form of ADSs), which could adversely affect the market price of the Shares. In addition, if and when the Sellers decide to sell all or part of the ADSs they received as part of the ADS Consideration, depending on the timing and amounts of such transactions, over which we have no control, this could adversely affect our share price and, potentially, our ability to obtain additional financing on competitive terms in the future. We cannot predict the possible actions and movements that the Sellers may take with the ADSs they receive as part of the Transaction.

We cannot assure you that the Transaction’s approvals will be obtained from the relevant national and/or local authorities.

There is no certainty that the necessary authorizations from the competent authorities will be granted, or that such authorizations will be granted without conditions. On the other hand, there is also no certainty that the authorities in the relevant jurisdictions (including the Argentine Antitrust Authorities) will grant the approvals of the Transaction. The risk of failure to obtain, any conditions and/or rejection of the Transaction may be borne by the Buyers under the Purchase and Sale Agreement. Failure to obtain such authorization(s) could entail fines and, only in the event that the effects of the Transaction have been or may be to restrict or distort competition in a manner that may result in harm to the general economic interest, the Transaction may be conditioned or rejected, and in the latter case, the parties to the Transaction shall reverse the Transaction . In view of the foregoing, failure to obtain such approvals could have an adverse effect on our operation and on Vista’s financial condition.

Claims or legal actions related to PEPASA could be initiated.

There may be claims, legal actions and administrative proceedings related to PEPASA and the fulfillment of the company’s obligations, the company’s assets (including its management) or subject to or related to its activities, which may have a material adverse effect on PEPASA’s results and, consequently, on the results of Vista and Vista Argentina. Such proceedings may be complex, require the involvement of various governmental authorities, and may extend over long periods of time. There can be no assurance that PEPASA and/or Vista and Vista Argentina will be able to effectively manage these proceedings or have the necessary resources to resolve them.

Risks Related to Argentina

Our business is highly dependent on economic and political conditions in Argentina

Most of our operations, properties and clients are located in Argentina and, as a result, our business is highly dependent on the economic and political conditions prevailing in Argentina. Changes in economic, political and regulatory conditions, as well as actions taken by the Argentine government, may have a significant impact on us.

On December 10, 2023, Javier Milei took office as President of Argentina and committed to implement significant economic reforms. Following Mr. Milei’s inauguration, the Argentine Executive Branch issued Decree No. 70/2023, which details a series of measures aimed at reducing the size of the public administration and public expenditures, as well as deregulating the economy. In addition, on June 28, 2024, the Argentine Congress approved the Ley de Bases. The same, formally declares a state of public emergency in matters related to administration, economy, finance and energy, for a period of one year. During this time, it also confers to the Argentine Executive Branch a series of legislative powers.

It is difficult to predict the social, political or economic impact of the measures announced and implemented by the federal government to date and/or future measures and/or the outcome of the ambitious deregulation plan that the Executive Branch intends to implement through Decree No. 70/2023, the Ley de Bases and/or other measures or laws. Such measures could affect our financial condition and results of operations.

On August 22, 2024, the Argentine Congress approved a bill to increase public pensions. Subsequently, on September 12, 2024, the Argentine Congress passed another bill to increase funding for national public universities. However, President Milei vetoed both bills, citing the failure to identify the tax resources needed to cover the additional expenditures. Since the current administration took office, its limited representation in the Argentine Congress has restricted its ability to promote or block legislation, requiring negotiations with the opposition on various aspects of each bill to secure their support. In parallel, certain circumstances have led the opposition to coalesce and move forward with legislation that the administration had previously publicly opposed. These political dynamics and the current administration’s lack of majorities in the Argentine Congress could lead to a situation in which executive vetoes are frequently used for various bills passed by the Argentine Congress, thus creating political uncertainty and legal claims, affecting the predictability and investment climate in Argentina in general. The Company cannot predict how this situation will evolve and whether it could negatively impact its operations and/or financial conditions.

During 2025, legislative elections will be held to renew half of the seats in the Argentine Chamber of Deputies and one third of the seats in the Argentine Senate. The composition of the Argentine Congress will determine the ability of the executive branch to implement its agenda. A divided Congress could make it difficult to pass laws and reforms and, therefore, to governability.

It is not possible to predict the social, political and economic impact of the measures announced and implemented by the government to date, as well as future measures, the outcome of the ambitious deregulation plan to be implemented through Decree No. 70/2023 and the Ley de Bases and the outcome of the legislative elections to be held in 2025. Such measures could affect our financial condition and results of operations.

We are or may be subject to direct and indirect import and export restrictions under the laws of Argentina.

Although Argentine Hydrocarbons Law generally grants the right to export hydrocarbons, provided there are no objections from the Argentine Secretariat of Energy, and ensures that, once the export requirements are met, the right to export cannot be revoked, it is expected that the specific objection process will be further defined by a resolution of the Argentine Secretariat of Energy. In addition, hydrocarbon exports are only allowed if the volumes are not needed for the domestic market and are sold at reasonable prices. In the past, oil and gas companies have faced restrictions on exporting crude oil from Argentina, thus limiting their access to higher revenues when international prices are above domestic prices in Argentina.

Although the Ley de Bases approved changes to Argentine Hydrocarbons Law to reduce restrictions on hydrocarbon exports, authorization from the federal government is still required to export hydrocarbons, pending the enactment of the aforementioned resolution of the Argentine Secretariat of Energy. If we do not obtain the permits to export hydrocarbons, our operations could be affected, as well as our revenues and financial results.

Until 2024, exports of crude oil and its derivatives in Argentina required prior registration in the Argentine Registry of Export Operations Agreements (Registro de Contratos de Operaciones de Exportación) and authorization by the Argentine Secretariat of Energy .The Ley de Bases amended Argentine Hydrocarbons Law, establishing that producers of crude oil and its derivatives may freely export hydrocarbons and/or its derivatives, unless the Argentine Secretariat of Energy objects. The effective exercise of this right is subject to regulations issued by the Argentine Executive Branch, which, among other aspects, must consider: (i) the usual requirements related to access to technically proven resources; and (ii) that the eventual objection of the Energy Secretariat only may (a) be formulated within 30 days after the Argentine Secretariat of Energy recognizes the export, and (b) must be based on technical or economic reasons related to the security of supply. After such period, no objection may be raised by the Argentine Secretariat of Energy.

On November 28, 2024, the Argentine Executive Branch issued Decree No. 1057/2024 to regulate the Ley de Bases, detailing the export procedures and the maintenance of the Argentine Registry of Export Operations Agreements. The decree introduces an objection procedure for hydrocarbon exports, which allows the Argentine Secretariat of Energy to object within 30 business days, based on technical-economic studies, for reasons that affect the security of supply. Specific causes for objection include insufficient hydrocarbons, failure to demonstrate expected availability, inaccurate information and significant variations in domestic prices. The principles of equality, reasonableness, proportionality and non-discrimination must be observed, and it is expected that the objection procedure will be further detailed by a resolution of the Argentine Secretariat of Energy, replacing previous resolutions. We cannot predict when the Argentine Secretariat of Energy will issue such resolution and what its content will be. In addition, we cannot predict whether export restrictions will be reintroduced, or whether future measures will be taken that will adversely affect our ability to export and import gas, crude oil or other products and, consequently, affect our financial condition, results of operations and cash flows.

With regard to natural gas, Argentine Law No. 24,076 and related regulations require that all domestic market needs be considered when authorizing long-term natural gas exports. In this regard, the Argentine Secretariat of Energy may authorize surplus natural gas export operations provided that they are subject to interruption due to local supply shortages. In recent years, the Argentine authorities have adopted certain measures that have resulted in restrictions on natural gas exports from Argentina. Due to these restrictions, companies in the oil and gas sector have been forced to sell in the local market part of their natural gas production that was originally intended for the export market and, in some cases, have been unable to meet all or part of their export commitments.

The imposition of export duties and other taxes have negatively affected the oil and gas industry in Argentina and could negatively affect our results in the future.

In the past, the Argentine government has imposed duties on exports, including exports of oil and liquefied petroleum gas products. Under current regulations, export duties on gross hydrocarbons and/or natural gas are capped at a maximum of 8%, when Brent exceeds US$60/bbl. For Brent below US$45/bbl, the rate is 0%. Between US$45/bbl and US$60/bbl, the rate increases linearly between 0% and 8%. Export duties and taxes may have a material adverse effect on the Argentine oil and gas industry and our results of operations. We produce exportable goods and, therefore, an increase in export taxes exceeding those established by current legislation would result in a reduction of our realization prices, margins and net income.

The current Argentine exchange controls and the implementation of new exchange controls could adversely affect our results of operations.

The Argentine government and the BCRA have implemented certain measures that restrict the ability of companies and individuals to access the foreign exchange market. These measures include, among others (i) restricting access to the Argentine foreign exchange market for the purchase or transfer of foreign currency abroad for any purpose, including the payment of dividends to non-resident stakeholders; (ii) restricting the acquisition of any foreign currency to be held as cash in Argentina; (iii) requiring exporters to repatriate and settle in Argentine Pesos, in the local foreign exchange market, all proceeds from their exports of goods and services; (iv) limiting the transfer of securities into and out of Argentina; (v) imposing taxes on the transfer of securities into and out of Argentina; (vi) restricting the transfer of securities into and out of Argentina; and (vii) restricting access (including, but not limited to, in connection with the timing of such payments) to the foreign exchange market to make payments for imports of goods and services.

On April 11, 2025, the Argentine government announced a series of measures aimed at relaxing regulations regarding access to the foreign exchange market. These measures include: (i) the establishment of fluctuation bands within which the dollar exchange rate in the foreign exchange market may fluctuate. This floating band was set between 1,000 and 1,400 Argentine pesos, and its limits will be expanded at a rate of 1% per month; (ii) the elimination of the Export Increase Program for the settlement of exports in proportions of 80% through the foreign exchange market and 20% through the financial market (also known as “Dólar Blend”); (iii) the elimination of exchange restrictions applicable to individuals, including the limit on access to the foreign exchange market of up to US$200 per month, and the restrictions applicable to those who have received government assistance during the pandemic, subsidies, public employment and the like, in addition to the cross-restrictions contained in Communication “A” 7340 (Comunicación “A” 7340). Additionally, it was announced that the ARCA will eliminate the existing tax on the acquisition of foreign currency in the foreign exchange market (remaining only on tourism and credit card payments); (iv) the authorization of profit distribution to foreign shareholders of Argentine companies, starting from the financial years beginning in 2025; (v) the relaxation of deadlines for the payment of foreign trade operations, including that (a) imports of goods may be paid for through the foreign exchange market from the moment of customs entry (previously it was 30 days); (b) imports of goods by MSMEs (MiPyMEs) companies may be paid for through the foreign exchange market from the moment of dispatch from the port of origin (previously it was 30 days from the moment of customs entry); (c) imports of services may be paid for through the foreign exchange market from the moment the service is provided (previously it was 30 days); (d) imports of capital goods may be paid for through the foreign exchange market with a 30% advance, 50% from the moment of dispatch from the port of origin and 20% from the moment of customs entry (previously it was 20% in advance and only for MSMEs (MiPyMEs)); and (e) imports of services between related companies may be paid for through the foreign exchange market 90 days after the date of provision of the service (previously it was 180 days); and (vi) the one-time elimination of the restriction of 90 previous days contained in Communication “A” 7340 (Comunicación “A” 7340) applicable to legal persons, to allow them to return to operating in the foreign exchange market efficiently.

Despite the measures recently announced by President Milei and the announcement regarding the lifting of exchange controls by the end of 2025, no detailed plan or timing of further regulatory changes has been disclosed and there can be no assurance that the Argentine government and/or the BCRA will in the near future impose new exchange controls or restrictions on the movement of capital, as well as modify and adopt other measures that could limit the Company’s ability to access the international capital markets, affect the Company’s ability to make principal and interest payments on indebtedness and other additional amounts abroad or otherwise affect the Company’s business and results of operations.

There can be no assurance that tighter exchange controls and capital restrictions than those currently in effect will not be imposed. In the event that Argentina experiences a period of political, economic and social crisis and instability that causes a significant economic contraction, this may result in radical changes in the government’s economic, exchange rate and financial policies in order to preserve the balance of payments, the BCRA’s reserves, capital flight or a significant depreciation of the Argentine Peso. Such changes could include the mandatory conversion into Argentine Pesos of obligations assumed by legal entities resident in Argentina in U.S. Dollars. The imposition of such restrictive measures as well as external factors beyond the Company’s control may materially affect the Company’s ability to make payments in foreign currencies.

The extension of current exchange controls or the implementation of tighter capital controls could undermine the Argentine government’s public finances, which could adversely affect the Argentine economy, which in turn could adversely affect our business, results of operations and financial condition.

Argentina’s ability to obtain financing from international markets is limited, which could affect its ability to implement reforms and sustain economic growth.

In recent years, Argentina has experienced financial difficulties, which have led to an increase in public debt. On January 28, 2022, the Argentine government and the IMF reached a consensus on key policies as part of their ongoing discussions under an IMF-supported financing program. On March 17, 2022, the Argentine government approved an agreement with the IMF for a 30-month period (the “IMF Agreement”) to refinance US$44.0 billion of debt incurred between 2018 and 2019 under a stand-by agreement that was originally scheduled to be repaid between 2021 and 2023. The IMF Agreement comprises ten quarterly reviews over a period of two and a half years, with the objective of ensuring that the Argentine government meets the targets set for each review period. After each review, disbursements are made available. The repayment period for each disbursement is ten years, with a grace period of four and a half years, beginning in 2026 and concluding in 2034.

On June 13, 2024, the IMF concluded its eighth review, after which the IMF disbursed approximately US$800 million to the Argentine government to support economic recovery and rebuild and external reserves. As of the date of publication of this disclosure document, the IMF has disbursed a total of over US$41.4 billion to the Argentine government under the terms of the IMF Agreement. On January 10, 2025, the IMF met to discuss the ex-post evaluation of Argentina’s exceptional access under the Agreement of the IMF, which was due to expire at the end of 2024. The ex-post evaluation report concludes that, given the difficult context, as well as the complicated post-COVID situation and the need to get a reluctant government to assume responsibility for the program, the design of the IMF Agreement did not provide for an adjustment commensurate with the magnitude of Argentina’s tax and balance of payments problems. On March 11, 2025, Javier Milei’s government issued the Necessity and Urgency Decree No. 179/2025, which approved a new 10-year Extended Facilities Program to be entered into with the IMF (the “Extended Facilities Program”), which funds would be used mainly to refinance liabilities, including non-transferable treasury bills and the amounts pending amortization under the current program. The Necessity and Urgency Decree No. 179/2025 has the force of law since its enactment and was approved by the Argentine Chamber of Deputies on March 19, 2025, and will remain in force until it is formally rejected by both chambers of the Argentine Congress. On April 8, 2025, the IMF announced that it had reached an agreement at the technical staff level with the Argentine authorities for a new agreement under the Extended Facilities Program for a total amount of approximately US$20 billion. On April 11, 2025, the IMF Executive Board approved the program, also approving an immediate initial disbursement of US$12 billion and an additional disbursement of US$2 billion scheduled for June 2025. The agreement will have a duration of 10 years (with a four-and-a-half-year grace period) and an annual interest rate of 5.63%. Likewise, on April 11, 2025, the World Bank and the Inter-American Development Bank approved the granting of financial assistance to Argentina under two multi-year programs for US$12 billion (of which US$1.5 billion will be deposited immediately) and US$10 billion, respectively.

We cannot assure you that the Argentine government will meet the objectives of the IMF’s upcoming reviews. In addition, we cannot assure you that the IMF’s conditions will not affect Argentina’s ability to implement reforms and public policies and foster economic growth. We also cannot predict the impact of the implementation of the IMF Agreement on Argentina’s (and indirectly our) ability to access international capital markets.

Despite the restructuring of Argentina’s public debt carried out between 2020 and 2023, international markets remain cautious about Argentina’s debt sustainability and, as a result, country risk indicators remain high. However, in 2024, Argentina experienced a decrease in country risk and an improvement in its sovereign debt rating. While this improvement is a positive development, there can be no assurance that Argentina’s credit ratings will be maintained or that they will not be downgraded, suspended or cancelled. Any downgrade, suspension or cancellation of Argentina’s sovereign debt rating may have an adverse effect on the Argentine economy and our business.

We are exposed to the effects of fluctuations and regulations on domestic oil and gas prices in Argentina, which could limit our ability to increase the price of our oil and gas products.

Most of our revenues are derived from crude oil and natural gas sales, where the domestic price of crude oil has fluctuated in the past due not only to international prices, but also to local taxes, local regulation, macroeconomic conditions and refining margins.

In the past, the fluctuation in oil prices in Argentina has not perfectly reflected the upward or downward changes in the international oil price. Such fluctuations have had an impact on local prices for the commercialization of crude oil. In the event that local market prices are reduced by regulation or any other local factors, which is beyond our control, our economic performance could be affected, resulting in a loss of reserves as a result of changes in our development plans.

In the past in Argentina, as a result of economic, political and regulatory developments, the prices of crude oil, diesel and other fuels have differed significantly from the international and domestic markets, and the ability to increase or maintain such prices to conform to international standards has been questioned. For example, in 2022, the average realized price of our exported crude oil was US$85.2/bbl while the realized price in the domestic market was US$62.9/bbl. In 2023, the average realized prices were US$72.0/bbl in the export market and US$63.6/bbl in the domestic market. In 2024, the average realized prices were US$70.4/bbl in the export market and US$70.3/bbl in the domestic market, meaning that the price gap between both markets was reduced to practically zero.

If domestic prices are substantially lower than prices prevailing in international markets, our results of operations and financial condition would be adversely affected. We cannot anticipate what energy policies or regulations the Argentine government will establish with respect to crude oil prices in the domestic market or their gap with respect to the export market. Likewise, we cannot predict the impact that any changes may have on our results of operations and financial condition.

Risks associated to the Promotion Regime.

The possibility that, in the future, normative, regulatory or interpretation changes by the Argentine Secretariat of Energy or the competent authorities may occur that may affect the validity, continuity or application of the recognition granted to the LACh Project within the Promotion Regime established by Decree No. 929/2013 cannot be ruled out. Likewise, it could happen that, for reasons beyond PEPASA’s control, the compliance with the requirements demanded for the access or maintenance of such benefits or consequences that could arise as a result of the Transaction could be questioned. Consequently, the validity of the promotional benefits or their future application in PEPASA’s production cannot be guaranteed.

Risks Related to Recent Events.

The conflict involving Russia and Ukraine, and new, additional and/or enhanced economic and trade sanctions and restrictions that have been imposed by various countries, could have a material adverse effect on our business, financial condition and results of operations.

The conflict involving Russia and Ukraine has recently had, and will likely continue to have, significant international economic effects, including increased inflation, global supply chains problems, market volatility, as well as an impact on commodity prices. The conflict and its effects could exacerbate the current slowdown in the global economy and could adversely affect the ability of some of our customers exposed to the Russian and/or Ukrainian market to pay for our products. In addition, the conflict has resulted in the imposition of economic and trade sanctions and restrictions targeting Russia and certain Russian economic sectors and companies by the United States, the European Union, the United Kingdom and other relevant countries. The severity of these sanctions could worsen and contribute to shortages of raw materials and commodities, which in turn could lead to higher levels of inflation and disruptions in the global supply chain, which could especially affect the energy sector, and could create supply chain difficulties in local markets.

While certain global media sources are reporting a possible negotiation for a ceasefire in Ukraine, due to the uncertainties inherent in the scale and duration and development of this conflict as well as its direct and indirect effects, it is not possible to reasonably estimate the impact this conflict will have on the global economy and financial markets, the economies of the countries in which we operate and, consequently, in our business, financial condition and results of operations.

Certain global events may create volatility in the global crude oil market, which could have a material adverse effect on our business, financial condition, and results of operations.

In addition, our revenues and profitability are highly dependent on the prices we receive for our oil and natural gas sales. Oil prices are particularly sensitive to real and perceived threats to global political stability and changes in oil production in, and oil supply from, several key countries, including Russia. Certain global conflicts, such as the war in Ukraine or the conflicts in Syria and the Middle East, have led to an increase in international oil prices, generating a transitory increase in revenues for upstream companies around the world. In addition, it has also led to an increase in the volatility of commodities in general and hydrocarbon prices. We cannot predict whether this volatility will lead to a future increase in prices or, on the contrary, cause a generalized downturn in economic activity, or a decline in oil prices and negatively affect our profitability.

The increase in oil prices in recent years could provoke a transition to other energy sources and cause an unpredictable drop in prices in the medium and long term, which in turn could adversely affect our business, financial condition and results of operations. Such price increases could also lead to energy shortages and an increasing amount of the world’s population, including in Argentina and Mexico, without access to energy supply. It could also result in new regulation by the Argentine and/or Mexican governments to further decouple domestic energy prices from international energy prices, or restrict energy-related exports from Argentina or Mexico, which would affect our business. In addition, changes in global oil prices and demand could cause turmoil in the global financial system and, in turn, materially affect our business, financial condition and results of operations.

On the other hand, OPEC+, a group of oil-producing countries, controls approximately one-third of the world’s supply and sets production quotas for its members to maintain control over the global supply. In previous years, particularly during the COVID-19 pandemic, OPEC+ managed to balance declines in global crude demand, or weak increases in the same, through production cuts by the group. To date, it is estimated that OPEC+ has accumulated cuts of 2.2 MMbbl/d, which is equivalent to more than 2% of global demand. More recently, OPEC+ has reached an agreement to gradually dismantle these cuts, an event that was announced to the market on March 3, 2025, which led to a drop in Brent crude oil prices below US$70/bbl in the days following the announcement. Additionally, President Trump’s announcement regarding import tariffs on April 2, 2025 caused a generalized decline in global markets, affecting the price of many commodities including crude oil. A sustained drop in crude oil prices, which we cannot control, could negatively affect our business, financial condition, and results of operations.

The conflict between Israel and Hamas, could have a material adverse effect on our business, financial condition and results of operations.

Since October 2023, Israel and Hamas have been engaged in a serious and escalating armed conflict. More recently, Iran has also become directly involved in the conflict with Israel. A further escalation of these conflicts could provoke the involvement of other countries around the world. The war could have a material negative impact on oil prices and global growth, as well as other global economic consequences, including the potential for increased volatility in energy prices, dramatically decreased liquidity and credit availability, decreased consumer confidence, shortages of certain commodities and products, decreased economic growth, increased inflation rates and uncertainty about economic and political stability.

Although the parties have announced and made statements about a ceasefire recently, the duration, impact and development of the current conflict is unpredictable. Such conflict has created and could lead to further market disruptions, including significant volatility in commodity prices, credit and capital markets. Due to the uncertainties inherent in the scale and duration of this conflict, and its direct and indirect effects, it is not reasonably possible to estimate the impact that such conflict will have on the world economy or the economies of the countries in which we operate and, consequently, on our business, financial condition and results of operations.

The recent U.S. presidential election and the new U.S. global trade policy could affect us.

The presidential elections held in the United States were held in November 2024, and Donald J. Trump has been elected president. During his previous administration and the last campaign, President Trump has insisted or proposed the imposition of border taxes, significant increases in tariffs and tariffs on certain goods imported into the United States, particularly from China, Canada and Mexico. He has also stated the need for substantial adjustments to U.S. trade and tax policies, including the renegotiation or termination of its trade agreements (including the T-MEC, which is next scheduled for review in July 2026), or in having them renegotiated or terminated. The first government measures of President Trump point in the indicated direction, as he has signed decrees to impose tariffs on imports from Mexico, Canada, the European Union, and China, among others. On April 4, 2025, the U.S. government announced a new global reciprocal tariff and tariff schedule, establishing a minimum tariff of 10% for all goods imported into the United States. These tariffs are set on a country-by-country basis, ranging from 10% for products imported from certain countries (e.g., Argentina), to 50% (with the possibility of escalating to as high as 145%) for products from China, with certain tariff exceptions currently applied to countries such as Mexico and Canada . As of the date of this document, a 90-day pause in tariffs has been announced, which would drop to a rate of 10% for all trading partners except China.

Although certain energy products (such as crude oil) have been exempted, the effects of these measures or any future measures on world economic growth, trade and crude oil demand remain uncertain and may vary over a period of days and with respect to each jurisdiction. In addition, we cannot predict the impact that such tariffs will have on our exports. In addition, since the announcement of such measure, several countries have begun negotiations to establish reciprocal 0% external tariffs. However, we cannot predict whether these countries will reach an agreement with the United States or whether the tariff measures will escalate as part of the current trade tensions.

In addition, President Trump has proposed that certain criminal groups be designated as terrorists and has proposed the institution of border taxes, higher tariffs and other measures that could affect U.S.-Mexico trade. Future decisions by the U.S. and Mexican administrations could have a negative impact on the national economy or create political instability. It is impossible to accurately predict the extent of such impact.

In addition, the Republican Party obtained majorities in both houses. This new political configuration has given and will likely continue to give Donald Trump and the Republican Party substantial power to implement significant changes in laws, policies and regulation that could affect the domestic and international economy and our business.

The results of the 2024 elections may influence the U.S. stance on international trade, geopolitical relations and global economic policies. Changes in these areas could represent a risk for Argentina and Mexico, since the guideline that emerges from the new political strategy may not be favorable for these countries, in addition to the fact that it may directly impact the bilateral relationship, foreign investment and foreign trade. Additionally, the new administration, may introduce policy changes that could affect economic conditions, the tax regime and the regulatory framework. Any escalation in trade tensions including news and rumors of the escalation of a potential trade war, could have a material and adverse effect on our business, financial condition and operations.

Global developments could adversely affect the Mexican economy, our business, financial conditions, results of operations and the market price of our securities.

The global economy has recently experienced a period of volatility and has been adversely affected by a global rise in inflation, loss of confidence in the financial sector, disruptions in credit markets, the outbreak of armed conflicts, reduced business activity and the erosion of consumer confidence. Rising inflationary pressures in the aftermath of the COVID- 19, and the loose monetary policy adopted by certain countries as a result, crisis have set the tone for the US Federal Reserve and central banks around the world to tighten monetary policy at an accelerated pace.

The Mexican economy and the market value of securities issued by Mexican issuers or their subsidiaries (including issuances permitted under foreign laws) may be affected, to varying degrees, by economic and market conditions in the United States and other countries. Economic conditions in Mexico and Argentina are highly correlated with economic conditions in the United States and other countries, and there are geopolitical and economic events in the United States, as well as a number of economic activities among various countries globally.

Although economic conditions in other countries differ significantly from those in Mexico and Argentina, investors’ reactions to unfavorable developments in other countries may have a negative effect on the market value of a Mexican issuer’s securities and placements of securities under the laws of other countries. For example, due to the geopolitical situation, generated by the conflicts between Russia and Ukraine and conflicts in the Middle East, significant increases in the prices of raw materials, including energy products, have been recorded recently, resulting in increases inflation rates worldwide. In addition, significant market volatility ensued the recent announcement that the United States would impose sweeping tariffs on imports. In addition, following the recent announcement by the United States of the imposition of generalized tariffs on imports, there was significant volatility in the market.

In addition, current increases by the U.S. Federal Reserve in the target range for the U.S. federal funds rate may adversely affect the Mexican economy or the value of securities issued by Mexican companies, including as a result of any precipitous withdrawal of investments in emerging markets, depreciations and increased volatility in the value of its currency and higher interest rates with respect to financings. Consequently, financing denominated in Pesos or other foreign currencies may increase costs for Mexican debtors, affecting their financial condition and results of operations.

Continued or worsening distortion and volatility in the global economy and financial markets could adversely affect us, including our ability to raise capital and liquidity on favorable terms or at all. The absence of sources of financing through the capital markets or an excessive increase in the cost of such financing could have the effect of increasing our cost of capital and force us to increase operating fees. Any such increase in the cost of financing could have a material adverse effect on our margins. In addition, our financial results are exposed to market risks, including interest rate and foreign exchange rate fluctuations, which could have a material adverse effect on our financial condition, results of operations and stock price.

SELECTED FINANCIAL INFORMATION

Pro forma consolidated statement of profit or loss and other comprehensive income for the year ended December 31, 2024

	Year ended December 31, 2024	Pro forma adjustments 2024	Ref.	Year ended December 31, 2024 Proforma
Revenues from sales to clients	1,647,768	908,923	a)	2,556,691
Cost of sales:
Operating costs	(116,526)	(55,119)	b)	(171,645)
Fluctuation in crude oil inventory	1,720	(422)	c)	1,298
Royalties and other	(243,950)	(104,245)	d)	(348,195)
Depreciation, depletion and amortization	(437,699)	(262,081)	e)	(699,780)
Other non-cash costs related to the disposal of conventional assets	(33,570)	—		(33,570)

Gross profit	817,743	487,056		1,304,799

Cost of sales	(140,334)	(45,324)	f)	(185,658)
Overhead and administration costs	(108,954)	(25,395)	g)	(134,349)
Exploration expenses	(138)	—		(138)
Other operating income	54,127	—		54,127
Other operating expenses	(1,261)	(11,685)	h)	(12,946)
Reversal of impairment of long-lived assets	4,207	—		4,207

Operating income	625,390	404,652	i)	1,030,042

Interest income	4,535	—		4,535
Interest expense	(62,499)	(53,220)		(115,719)
Other financial results	23,401	(37,633)		(14,232)

Financial results, net	(34,563)	(90,853)	j)	(125,416)

Income before taxes	590,827	313,799		904,626

Current income tax expense	(426,288)	(140,405)		(566,693)
Deferred income tax benefit	312,982	175,388		488,370

(Expense) income tax benefit	(113,306)	34,983	k)	(78,323)

Net income for the year	477,521	348,782	l)	826,303

Other comprehensive income
Other comprehensive income that may not be reclassified to profit or loss in subsequent years
Actuarial remeasurement (loss) related to employee benefits	(10,200)	—		(10,200)
Deferred income tax benefit	3,570	—		3,570

Other comprehensive income for the year	(6,630)	—		(6,630)

Total comprehensive income for the year	470,891	348,782		819,673

Reconciliation of pro forma Adjusted EBITDA for the year ended December 31, 2024

	Year ended December 31, 2024	Pro forma adjustments 2024	Year ended December 31, 2024 Proforma
Operating income	625,390	404,652	1,030,042
Depreciation, depletion and amortization	437,699	262,081	699,780
Other non-cash costs related to the transfer of conventional assets	33, 570	—	33,570
Reversal of impairment of long-lived assets	(4,207)	—	(4,207)
Adjusted EBITDA	1,092,452	666,733	1,759,185

Consolidated statement of financial position as of December 31, 2024

	As of December 31, 2024	Pro forma adjustments 2024	Ref.	As of December 31, 2024 Proforma
Assets
Non-current assets
Property, plant and equipment	2,805,983	1,387,587	m)	4,193,570
Goodwill	22,576	—		22,576
Other intangible assets	15,443	—		15,443
Right-of-use assets	105,333	—		105,333
Biological assets	10,027	—		10,027
Investments in associates	11,906	—		11,906
Accounts receivable and other receivables	205,268	134,577	n)	339,845
Deferred tax assets	3,565	8,724	o)	12,289

Total non-current assets	3,180,101	1,530,888		4,710,989

Current assets
Inventories	6,469	422	p)	6,891
Accounts receivable and other receivables	281,495	190,753	n)	472,248
Cash, banks and current investments	764,307	(471,925)	q)	292,382

Total current assets	1,052,271	(280,750)		771,521

Total assets	4,232,372	1,250,138		5,482,510

Stockholders’ equity and liabilities
Stockholders’ equity
Capital stock	398,064	300,000	r)	698,064
Other stockholders’ equity instruments	32,144	—		32,144
Legal reserve	8,233	—		8,233
Share-based payments	45,628	—		45,628
Reserve for share repurchase	129,324	—		129,324
Accumulated other comprehensive income	(11,057)	—		(11,057)
Retained earnings (loss)	1,018,877	—		1,018,877

Total stockholders’ equity	1,621,213	300,000		1,921,213

Liabilities
Non-current liabilities
Deferred tax liabilities	64,398	30,324	s)	94,722
Lease liabilities	37,638	—		37,638
Provisions	33,058	7,008	t)	40,066
Financial debts	1,402,343	613,361	u)	2,015,704
Employee benefits	15,968	—		15,968

Total non-current liabilities	1,553,405	650,693		2,204,098

Current liabilities
Provisions	3,910	—		3,910
Lease liabilities	58,022	—		58,022
Financial debts	46,224	20,000	u)	66,224
Salaries and social contributions	32,656	—		32,656
Income tax	382,041	—		382,041
Other taxes and royalties	47,715	136,705	v)	184,420

	As of December 31, 2024	Pro forma adjustments 2024	Ref.	As of December 31, 2024 Proforma
Accounts payable and other payables	487,186	142,740	w)	629,926

Total current liabilities	1,057,754	299,445		1,357,199

Total liabilities	2,611,159	950,138		3,561,297

Total stockholders’ equity and liabilities	4,232,372	1,250,138		5,482,510

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATING

RESULTS AND FINANCIAL CONDITION

i) Results of operations

(a)	Revenue from sales to clients

During the pro forma year ended December 31, 2024, revenues from sales to clients would have amounted to US$2,556.7 million, representing an increase of US$908.9 million, equivalent to 55%, in relation to the balance before the Transaction. The increase is the result of the incorporation of the results generated by the acquired company.

(b)	Operating costs

As a consequence of incorporating the results generated by the acquired company, operating costs would have amounted to US$ 171.6 million, representing an increase of US$ 55.1 million, equivalent to 47%, during the pro forma year ended December 31, 2024.

(c)	Fluctuation in crude oil inventory

The crude oil inventory fluctuation charge as of December 31, 2024 pro forma, would have been US$1.3 million, representing a decrease of US$0.4 million, equivalent to 25%, with respect to the balance before the Transaction. The decrease is due to the incorporation of the results generated by the acquired company

(d)	Royalties and other

During the pro forma year December 31, 2024, royalties and other would have amounted to US$348.2 million, representing an increase of US$104.2 million, equivalent to 43%, in relation to the balance before the Transaction. This variation is a consequence of the increase in revenues from sales to clients, as a result of the incorporation of the results generated by the acquired company.

(e)	Depreciation, depletion and amortization

During the pro forma year December 31, 2024, depreciation, depletion and amortization would have amounted to US$699.8 million, representing an increase of US$262.1 million, equivalent to 60%, in relation to the balance before the Transaction. This increase is the result of the incorporation of the results generated by the acquired company.

(f)	Cost of sales

During the pro forma year December 31, 2024, selling expenses would have amounted to US$185.7 million; which would represent an increase of US$45.3 million, equivalent to 32%, in relation to the balance before the Transaction. This variation is the result of the increase in revenues from sales to clients, due to the incorporation of the results generated by the acquired company.

(g)	Overhead and administration costs

During the pro forma year December 31, 2024, general and administrative expenses would have amounted to US$134.3 million; which would represent an increase of US$25.4 million, equivalent to 23%, in relation to the balance before the Transaction. This increase is due to the incorporation of the results generated by the acquired company.

(h)	Other operating expenses

Deeming the effects of the Transaction, other operating expenses recorded during the pro forma year December 31, 2024, would have amounted to US$12.9 million, which would represent an increase of US$11.7 million, equivalent to 927%, in relation to the balance before the Transaction.

(i)	Operating income

During the pro forma year December 31, 2024, operating income would have amounted to US$1,030.0 million; representing an increase of US$404.7 million, equivalent to 65%, in relation to the balance before the Transaction. This variation is the result of the increase in revenues from sales to clients, partially offset by the increase in costs and expenses due to the incorporation of the results generated by the acquired company.

(j)	Financial results, net

During the pro forma year December 31, 2024, the financial results, net would have amounted to US$125.4 million; which would represent an increase of US$90.9 million, equivalent to 263%, in relation to the balance before the Transaction. The increase is due to the incorporation of the results generated by the acquired company, as well as the accrual of interest on the financial debts incurred as a result of the Transaction.

(k)	Income tax

When incorporating the effects related to the Transaction, the amount related to income taxes for the pro forma year December 31, 2024, would have decreased to US$78.3 million, representing a decrease of US$35.0 million, equivalent to 31%, in relation to the balance before the Transaction.

(l)	Net income for the year

When incorporating the effects related to the Transaction, net income for the pro forma year December 31, 2024, would have amounted to US$826.3  million, representing an increase of US$348.8, equivalent to 73%, in relation to the balance before the Transaction.

ii) Financial position, liquidity and capital resources

(m)	Property, plant and equipment

As a result of the Transaction, property, plant and equipment recorded as of December 31, 2024 pro forma, would have increased by US$1,387.6 million, representing a 49% increase over the balance before the Transaction as the result of the incorporation of the assets subject to the Transaction.

(n)	Accounts receivable and other receivables

Non-current and current accounts receivable and other accounts receivable, recorded as of December 31, 2024 pro forma, would have amounted to US$ 339.8 million and US$ 472.2 million, which would have represented an increase of US$ 134.6 million and US$ 190.8 million, equivalent to 66% and 69%, respectively

(o)	Deferred tax assets

As a result of the Transaction, the deferred tax asset recorded as of December 31, 2024, would have increased by US$ 8.7 million, representing a 245% variation in relation to the balance before the Transaction.

This increase is the result of the incorporation of the assets subject to the Transaction.

(p)	Inventories

As a result of the Transaction, the inventory recorded as of December 31, 2024, would have increased by US$ 0.4 million, which would represent a 7% variation with respect to the balance before the Transaction.

This increase is the result of the incorporation of the assets subject to the Transaction.

(q)	Cash, banks and current investments

As a result of the Transaction, as of December 31, 2024 pro forma, the Company would have reduced the balance of cash, banks and current investments by US$ 471.9 million; which would represent a variation of 62%, mainly due to the consideration it would have paid for the acquisition of the company.

(r)	Capital stock

As a result of the Transaction, as of December 31, 2024 pro forma, the Company would have increased its capital stock by US$ 300.0 million, representing an increase of 75%, mainly due to the consideration in shares that would have been paid for the acquisition of the company.

(s)	Deferred tax liabilities

As a result of the Transaction, the deferred tax liability recorded as of December 31, 2024, would have increased by US$ 30.3 million, representing a 47% variation in relation to the balance before the Transaction.

(t)	Provisions

As a result of the Transaction, the non-current provisions recorded as of December 31, 2024, would have increased by US$ 7.0 million, representing a 21% variation with respect to the balance before the Transaction.

(u)	Financial debts

Non-current and current financial debts, recorded as of December 31, 2024 pro forma, would have amounted to US$ 2,015.7 million and US$ 66.2 million, i.e., an increase of US$ 613.4 million and US$ 20 million, equivalent to 44% and 43%, respectively, in relation to the balance prior to the Transaction. These variations are generated as a consequence of the incorporation of the net assets subject to the operation, as well as the higher debt taken in order to compensate them.

(v)	Other taxes and royalties

As a result of the Transaction, the other taxes and royalties recorded as of December 31, 2024, would have increased by US$ 136.7 million; which would represent a 287% variation relation to the balance before the Transaction.

(w)	Accounts payable and other payables

Accounts payable and other accounts payable, recorded as of December 31, 2024 pro forma, would have amounted to US$ 629.9 million, an increase of US$ 142.7 million, equivalent to 29%, respectively, compared to the balance prior to the Transaction.

OTHER FINANCIAL INFORMATION

RELEVANT AGREEMENTS

SALE AND PURCHASE AGREEMENT

The following summary provides an overview of the key terms of the Sale and Purchase Agreement, highlighting the parties involved, the subject matter of the sale and purchase, the price and form of payment, representations and warranties, indemnities, and jurisdiction and applicable law, but is not and is not intended to be an exhaustive summary thereof.

Parties to the Agreement

The Sale and Purchase Agreement involves the following parties:

Sellers:

•	PETRONAS Carigali International E&P B.V., a limited liability company organized under the laws of the Netherlands.

•	PETRONAS Carigali Canada B.V., a limited liability company organized under the laws of the Netherlands.

Purchasers:

•	Vista Energy, S.A.B. de C.V., and

•	Vista Energy Argentina S.A.U.

Goods Subject of the Sale and Purchase

The subject of the sale and purchase is the entire issued share capital of PETRONAS E&P Argentina S.A., a company that owns rights and interests in hydrocarbon concessions in Argentina. Specific details of the company and its assets are contained in the Sale and Purchase Agreement itself.

Price and Payment

The total purchase price (which we refer to as the “Purchase Price”) is comprised of three main components:

(i)

a Closing Cash Amount equivalent to US$900,000,000, subject to the price adjustment mechanism provided for in the Sale and Purchase Agreement (locked box) for contributions and certain restricted payments that would have been made between the Effective Date and the Completion Date;

(ii)

a Deferred Payment equivalent to (a) a first deferred payment on the fourth anniversary of the Completion Date (April 15, 2029) of US$150,000,000, and (b) a second deferred payment on the fifth anniversary of the Completion Date (April 15, 2030) of US$150,000,000; and

(iii)

an ADSs Consideration equivalent to the number of ADSs resulting from dividing US$$300,000,000 Dollars by the Average ADS Price, in accordance with the calculation provided in the Sale and Purchase Agreement.

Certain payments under the Transaction will be secured by a convertible note agreement to be entered into between the Sellers and the Purchasers (the “Convertible Note Agreement”) further described. Pursuant to the Convertible Note Agreement, Vista will deliver to the Sellers a convertible note which, in addition to documenting its obligation to guarantee payments of the Deferred Cash Price, grants the Sellers the conditional right to convert any amounts due under such Convertible Note Agreement into Series A Shares of Vista pursuant to the terms and conditions therein described

Representations

The representations included in the Sale and Purchase Agreement are customary for this type of transactions, including representations regarding the due incorporation and legal capacity to enter into said agreement of each of the parties, the due incorporation and good standing of PETRONAS E&P Argentina S.A. under the laws of Argentina and of its principal assets.

Indemnities

Vista, as purchaser, agrees to assume, be responsible for and indemnify the seller’s indemnified parties against any and all liabilities related to the operation of the business and its ownership interests, including, without limitation, all environmental and decommissioning liabilities, regardless of how such liabilities arose.

Jurisdiction and Applicable Law

The Sale and Purchase Agreement and any dispute or claim arising out of or in connection with the Sale and Purchase Agreement shall be governed by and construed in accordance with the laws of England and Wales. All disputes shall be settled by arbitration in London in accordance with the Arbitration Rules of the ICC. The arbitration shall be conducted in English and the award shall be final and binding on the parties.

For more information regarding the main terms and conditions of the Sale and Purchase Agreement, please see the “TRANSACTION INFORMATION—Detailed Description of the Transaction” section of this disclosure document.

CONVERTIBLE NOTE AGREEMENT

The following summary provides an overview of the key terms of the Convertible Note Agreement, highlighting the parties involved, the subject matter of the sale and purchase, the price and form of payment, representations and warranties, indemnities, and jurisdiction and applicable law, but is not and is not intended to be an exhaustive summary thereof.

Purpose of the Convertible Note Agreement

A convertible note agreement was entered into between the Purchasers and the Sellers which is intended to secure payments of the Deferred Cash Price, and to give the Sellers upon default of any such payments, the conditional right to convert any amounts due under such Convertible Note Agreement into Vista Series A Shares in accordance with the terms and conditions described therein.

Parties to the Agreement

The Convertible Note Agreement involves the following parties:

Creditor (“Payee”):

•	PETRONAS Carigali International E&P B.V., a limited liability company organized under the laws of the Netherlands.

•	PETRONAS Carigali Canada B.V., a limited liability company organized under the laws of the Netherlands.

Issuer (“Maker”):

•	Vista Energy, S.A.B. de C.V., and

•	Vista Energy Argentina S.A.U.

Jurisdiction and Applicable Law

The Convertible Note Agreement and any dispute or claim arising out of or in connection with it shall be governed by and construed in accordance with the laws of England and Wales. All disputes shall be settled by arbitration in London in accordance with the Arbitration Rules of the ICC. The arbitration shall be conducted in English and the award shall be final and binding on the parties.

RESPONSIBLE PARTIES

“We, the undersigned, declare under oath that, within the scope of our respective functions, we have prepared the information regarding the issuer contained in this disclosure document, which, to the best of our knowledge and belief, reasonably reflects its situation. We also state that we are not aware of any material information that has been omitted or misrepresented in this disclosure document or that this disclosure document contains information that could mislead investors.”

/s/ Miguel Galuccio

Miguel Galuccio

Chief Executive Officer

/s/ Pablo Vera Pinto

Pablo Vera Pinto

Chief Financial Officer

/s/ Javier Rodríguez Galli

Javier Rodríguez Galli

General Counsel

EXHIBITS

1. PRO FORMA FINANCIAL STATEMENTS AND REPORT OF THE INDEPENDENT PUBLIC ACCOUNTANT ON THE COMPILATION OF THE PRO FORMA FINANCIAL INFORMATION TO BE INCLUDED IN THE DISCLOSURE DOCUMENT

1. PRO FORMA FINANCIAL STATEMENTS AND REPORT OF THE INDEPENDENT PUBLIC ACCOUNTANT ON THE COMPILATION OF THE PRO FORMA FINANCIAL INFORMATION TO BE INCLUDED IN THE DISCLOSURE DOCUMENT

VISTA ENERGY, S.A.B. DE C.V.

Unaudited pro forma consolidated financial statements as of December 31, 2024,

and for the year ended December 31, 2024

VISTA ENERGY, S.A.B. DE C.V.

Unaudited pro forma consolidated financial statements as of December 31, 2024, and for the year ended December 31, 2024

•	Independent public accountant’s report on the compilation of proforma financial information to be included in the disclosure document

•	Unaudited pro forma consolidated statement of profit or loss and other comprehensive income for the year ended December 31, 2024

•	Unaudited pro forma consolidated statement of financial position as of December 31, 2024

•	Notes to the unaudited pro forma consolidated financial statements as of December 31, 2024 and for the year ended December 31, 2024

REPORT OF THE INDEPENDENT PUBLIC ACCOUNTANT ON THE COMPILATION OF THE PROFORMA FINANCIAL INFORMATION TO BE INCLUDED IN THE DISCLOSURE DOCUMENT

To the Shareholders of

Vista Energy, S.A.B. de C.V.

We have concluded our assurance commitment to report on the compilation of Vista Energy, S.A.B. de C.V.’s (the “Company” or “Vista”) prepared by its management. Pro forma financial information includes unaudited pro forma consolidated statements of financial position as of December 31, 2024; and the unaudited pro forma consolidated income statements and other comprehensive results, for the year ended December 31, 2024, as well as the corresponding notes to be presented in the Disclosure Document; in connection with the agreement signed by the Company, through its subsidiary Vista Argentina S.A.U. (“Vista Argentina”) consisting of the acquisition of 100% of the capital stock of an Argentine oil and gas company called Petronas E&P Argentina S.A. (“PEPASA”), pursuant to the terms and conditions set forth in the Sale and Purchase Agreement, as well as under other contracts of the Transaction. The applicable criteria on the basis of which the Company has compiled the proforma financial information are specified in the General Provisions Applicable to Issuers of Securities and other Participants in the Securities Market (the “Single Issuer Circular”), and are described in the notes to the proforma financial information to be included in the Disclosure Document.

The pro forma financial information has been compiled by the Company’s management to show the impact of the aforementioned acquisition, on the Company’s pro forma financial position as of December 31, 2024 and the pro forma consolidated income statements and other comprehensive results for the years ended December 31, 2024, as if the purchase had been made on December 31, 2024, for purposes of the proforma consolidated statement of financial position and on January 1, 2024, for the purposes of the proforma consolidated statement of income and other comprehensive income.

Liability of the Administration for Pro Forma Financial Information

Vista Energy, S.A.B. de C.V.’s management is responsible for compiling the pro forma financial information in accordance with the criteria set forth in the Circular Única de Emisoras.

Our Independence Quality Control

We have complied with the independence and other ethical requirements of the Code of Ethics for Professional Accountants issued by the International Ethics Standards Board for Accountants along with the ethics requirements that are applicable to our audit of financial statements in Mexico by the “Code of Professional Ethics of the Mexican Institute of Public Accountants” (IMCP Code of Ethics), which are based on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behavior.

We apply the International Quality Management Standard for Audit Firms Conducting Audits or Reviews of Financial Statements, or Other Assurance engagements or related services and, accordingly, maintain a comprehensive quality control system that includes documented policies and procedures regarding compliance with ethical requirements, professional standards, and applicable legal and regulatory requirements.

Independent Certified Public Accountant Liability

Our responsibility is to express an opinion based on our assurance work, as required by the Circular Única de Emisoras, on whether the proforma financial information has been reasonably collected and in all material respects, by the management of Vista Energy, S.A.B. de C.V. in accordance with the criteria set forth in the Circular Única de Emisoras.

Scope of the review

We have carried out our assurance work in accordance with International Standard on Assurance Commitments (ISAE) 3420, “Assurance Undertakings to Report on the Compilation of Proforma Financial Information Included in a Prospectus,” issued by the International Auditing and Assurance Standards Board. This standard requires us to comply with ethical principles, plan and execute procedures to obtain reasonable assurance as to whether Vista Energy, S.A.B. de C.V. has collected, in all material respects, the pro forma financial information in accordance with the criteria set forth in the Circular Única de Emisoras.

2

For purposes of this commitment, we are not responsible for updating or reissuing any reports or opinions on any historical financial information used to compile the proforma financial information, nor have we conducted, in the course of this commitment, an audit or review of the financial information used to compile the proforma financial information.

The purpose of the pro forma financial information to be included in the Disclosure Document is solely to show the impact of a significant event or transaction on the Company’s financial information as if the acquisition described in the Notes to the Financial Statements had occurred or had been carried out on a date selected for the purposes set forth and does not reflect the actual result of the acquisition, if it had happened at the end of that year.

Our assurance work involved performing procedures to assess whether the criteria used by Vista Energy, S.A.B. de C.V.’s management in compiling the proforma financial information provides a reasonable basis for presenting the significant effects directly attributable to the event or transaction, and for obtaining sufficient and adequate evidence as to whether:

•	The related proforma adjustments give appropriate effect to those criteria; and

•	Pro forma financial information reflects the proper application of those adjustments to unadjusted financial information.

The proceedings were conducted based on our judgment, taking into account the independent public accountant’s understanding of the nature of Vista Energy, S.A.B. de C.V., the event or transaction, with respect to which the pro forma financial information has been collected, and other circumstances relevant to our work.

Our work also involves evaluating the overall presentation of the consolidated pro forma financial information as a whole.

We consider that the evidence we have obtained is sufficient and adequate to provide a basis for our opinion.

3

Opinion

In our opinion, Vista Energy, S.A.B. de C.V.’s proforma financial information has been reasonably compiled in all material respects, in accordance with the requirements of the Circular Única de Emisoras and is consistent with the Company’s accounting policies and based on the assumptions included in the proforma financial statements.

Other Matters

The unaudited pro forma consolidated financial information included in the pro forma financial statements was prepared based on the information available to the acquiree and on assumptions that Vista Energy, S.A.B. de C.V., management believed to be reasonable as of the date of the acquisition.

Mancera, S.C.
Integrante de Ernst & Young Global Limited

/s/ Arturo Figueroa Carmona
C.P.C. Arturo Figueroa Carmona
Mexico City, Mexico
April 15, 2025

4

VISTA ENERGY, S.A.B. DE C.V.

Unaudited pro forma consolidated statement of profit or loss and other comprehensive income for the year ended December 31, 2024

(Amounts expressed in thousands of US Dollars)

	Notes	Year ended December 31, 2024	Pro forma adjustments 2024	Year ended December 31, 2024 Pro forma
Revenue from contracts with customers	3.1	1,647,768	908,923	2,556,691
Cost of sales:
Operating costs	3.1	(116,526)	(55,119)	(171,645)
Crude oil stock fluctuation	3.1	1,720	(422)	1,298
Royalties and others	3.1	(243,950)	(104,245)	(348,195)
Depreciation, depletion and amortization	3.1	(437,699)	(262,081)	(699,780)
Other non-cash costs related to the transfer of conventional assets		(33,570)	—	(33,570)

Gross profit		817,743	487,056	1,304,799

Selling expenses	3.1	(140,334)	(45,324)	(185,658)
General and administrative expenses	3.1	(108,954)	(25,395)	(134,349)
Exploration expenses		(138)	—	(138)
Other operating income		54,127	—	54,127
Other operating expenses	3.1	(1,261)	(11,685)	(12,946)
Reversal of impairment of long-lived assets		4,207	—	4,207

Operating profit		625,390	404,652	1,030,042

Interest income		4,535	—	4,535
Interest expense	3.1	(62,499)	(53,220)	(115,719)
Other financial income (expense)	3.1	23,401	(37,633)	(14,232)

Financial income (expense), net		(34,563)	(90,853)	(125,416)

Profit before income tax		590,827	313,799	904,626

Current income tax (expense)	3.1	(426,288)	(140,405)	(566,693)
Deferred income tax benefit	3.1	312,982	175,388	488,370

Income tax (expense)		(113,306)	34,983	(78,323)

Profit for the year, net		477,521	348,782	826,303

Other comprehensive income
Other comprehensive income that shall not be reclassified to profit (loss) in subsequent years
- (Loss) from actuarial remediation related to employee benefits		(10,200)	—	(10,200)
- Deferred income tax benefit		3,570	—	3,570

Other comprehensive income for the year		(6,630)	—	(6,630)

Total comprehensive profit for the year		470,891	348,782	819,673

Notes 1 through 3 are an integral part of these unaudited pro forma consolidated financial statements

5

VISTA ENERGY, S.A.B. DE C.V.

Unaudited pro forma consolidated statement of financial position as of December 31, 2024

(Amounts expressed in thousands of US Dollars)

	Notes	As of December 31, 2024	Pro forma adjustments 2024	As of December 31, 2024 Pro forma
Assets
Noncurrent assets
Property, plant and equipment	3.2	2,805,983	1,387,587	4,193,570
Goodwill		22,576	—	22,576
Other intangible assets		15,443	—	15,443
Right-of-use assets		105,333	—	105,333
Biological assets		10,027	—	10,027
Investments in associates		11,906	—	11,906
Trade and other receivables	3.2	205,268	134,577	339,845
Deferred income tax assets	3.2	3,565	8,724	12,289

Total noncurrent assets		3,180,101	1,530,888	4,710,989

Current assets
Inventories	3.2	6,469	422	6,891
Trade and other receivables	3.2	281,495	190,753	472,248
Cash, bank balances and other short-term investments	3.2	764,307	(471,925)	292,382

Total current assets		1,052,271	(280,750)	771,521

Total assets		4,232,372	1,250,138	5,482,510

Equity and liabilities
Equity
Capital stock	3.2	398,064	300,000	698,064
Other equity instruments		32,144	—	32,144
Legal reserve		8,233	—	8,233
Share-based payments		45,628	—	45,628
Share repurchase reserve		129,324	—	129,324
Other accumulated comprehensive income (losses)		(11,057)	—	(11,057)
Accumulated profit (losses)		1,018,877	—	1,018,877

Total equity		1,621,213	300,000	1,921,213

Liabilities
Noncurrent liabilities
Deferred income tax liabilities	3.2	64,398	30,324	94,722
Lease liabilities		37,638	—	37,638
Provisions	3.2	33,058	7,008	40,066
Borrowings	3.2	1,402,343	613,361	2,015,704
Employee benefits		15,968	—	15,968

Total noncurrent liabilities		1,553,405	650,693	2,204,098

Current liabilities
Provisions		3,910	—	3,910
Lease liabilities		58,022	—	58,022
Borrowings	3.2	46,224	20,000	66,224
Salaries and payroll taxes		32,656	—	32,656
Income tax liability		382,041	—	382,041
Other taxes and royalties	3.2	47,715	136,705	184,420
Trade and other payables	3.2	487,186	142,740	629,926

Total current liabilities		1,057,754	299,445	1,357,199

Total liabilities		2,611,159	950,138	3,561,297

Total equity and liabilities		4,232,372	1,250,138	5,482,510

Notes 1 through 3 are an integral part of these unaudited pro forma consolidated financial statements

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Note 1. Group information

1.1 Company general information

Vista Energy, S.A.B. de C.V. (“VISTA”, the “Company” or the “Group”), formerly known as Vista Oil & Gas, S.A.B. de C.V., was organized as variable-capital stock company on March 22, 2017, under the laws of the United Mexican States (“Mexico”). The Company adopted the public corporation or “Sociedad Anónima Bursátil de Capital Variable” (“S.A.B. de C.V.”), on July 28, 2017. On April 26, 2022, Vista Oil & Gas, S.A.B. de C.V. changed the Company’s corporate name to “Vista Energy, S.A.B. de C.V.”

It is listed on the New York Stock Exchange (“NYSE”) under trading symbol “VIST” as from July 26, 2019.

As of December 31, 2024 its main office is located in the City of Mexico, Mexico, at Pedregal 24, floor 4, Colonia Molino del Rey, Alcaldía Miguel Hidalgo, zip code 11040. However, on March 1, 2025, it relocated to City of Mexico, Mexico, at Mapfre Tower, Paseo de la Reforma Avenue 243, 18th floor, Colonia Renacimiento, Alcaldía Cuauhtémoc, zip code 06600.

The Company’s main activity, through its subsidiaries, is the exploration and production of Crude oil and Natural gas (“Upstream”).

The Transaction referred to in Note 2.3 is effective as of April 15, 2025, having been previously approved by the Board of Directors on April 8, 2025.

Note 2. Basis of preparation and significant accounting policies

2.1 Bases of preparation and presentation

The unaudited pro forma consolidated financial statements as of December 31, 2024, and for the year ended December 31, 2024, has been prepared in accordance with the Accounting Standards – IFRS (“International Financial Reporting Standards”) issued by the International Accounting Standards Board (“IASB”).

The Company has prepared these unaudited pro forma consolidated financial statements to comply with the regulatory requirements set forth by the CNBV (“Mexican Banking and Securities Commission”); therefore, they do not include all the information and disclosures required in the annual financial statements.

They were prepared on historical cost basis, except for certain financial assets and liabilities that were measured at fair value. The figures contained herein are stated in US Dollars (“USD”) and are rounded to the nearest thousand, unless otherwise stated.

2.2 Basis of consolidation

These unaudited pro forma consolidated financial statements contain the financial statements of the Company and its subsidiaries.

2.3 Purpose of pro forma financial information

The Company prepared the pro forma financial information to be used in the disclosure document (“Folleto Infomativo”) to be submitted to the CNBV.

The Company’s pro forma transactions included in these unaudited pro forma consolidated financial statements as of December 31, 2024, and for the year then ended, is related with the acquisition of the Company, its subsidiary Vista Energy Argentina S.A.U, of the 100% of the capital stock of Petronas E&P Argentina S.A. (“PEPASA”), which holds a 50% working interest in La Amarga Chica unconventional concession, located in Vaca Muerta, Argentina, for a total amount of approximately 1,500,000 (the “Transaction”).

7

The purchase price is comprised of: (i) 900,000 in cash at the closing; (ii)300,000 in deferred cash payments of which 50% are due on April 15, 2029, and 50% are due on April 15, 20230; (iii) 300,000 in Vista ADSs.

La Amarga Chica (“LACh”) spans across 46,000 acres in the black oil window of Vaca Muerta, and aAs of December 31, 2024, it had 247 wells on production. The remaining 50% of LACh is held by YPF S.A. (“YPF”), which is the operator of the concession.

The Company, based on estimates and certain information available to Vista’s Management, made the adjustments needed to disclose the significant effects of the Transaction in the unaudited pro forma consolidated financial statements.

The pro forma adjustments have been made as if the Transaction had taken place: (i) on December 31, 2024 for the purpose of the unaudited pro forma consolidated financial statements as of December 31, 2024; and (ii) on January 2, 2024 for the purpose of the unaudited consolidated statement of profit or loss and the comprehensive income for the year ended December 31, 2024.

The annual consolidated financial statements as of December 31, 2024 were audited by our independent auditors and issued on February 26, 2025, thus, the unaudited pro forma consolidated financial statements should be read jointly with the aforementioned annual consolidated financial statements.

Note 3. Pro forma adjustments

3.1 Pro forma consolidated statements of profit or loss and other comprehensive income for the years ended December 31, 2024

The Company’s pro forma consolidated statements of profit or loss and other comprehensive income for the year ended December 31, 2024, have been adjusted to disclose the effects of the Transaction as if it had occurred on January 1, 2024. These adjustments are broken below:

Year ended December 31, 2024
Revenue from contracts with customers	908,923
Cost of sales:
Operating costs	(55,119)
Crude oil stock fluctuation	(422)
Royalties and others	(104,245)
Depreciation, depletion and amortization	(262,081)
Selling expenses	(45,324)
General and administrative expenses	(25,395)
Other operating expenses	(11,685)
Interest expense	(53,220)
Other financial income (expense)	(37,633)
Current income tax (expense)	(140,405)
Deferred income tax benefit	175,388

Profit for the year, net	348,782

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3.2 Pro forma consolidated statements of financial position as of December 31, 2024 adjustments

Through the Transaction, the Company will incorporate certain assets and certain liabilities that are adjusted in the unaudited pro forma consolidated statements of financial position as if such sale had been made on December 31, 2024. The pro forma adjustments are described below:

As of December 31, 2024
Assets
Property, plant and equipment	1,387,587
Trade and other receivables, noncurrent	134,577
Deferred income tax assets	8,724
Inventories	422
Trade and other receivables	190,753
Cash, bank balances and other short-term investments	(471,925)

Total assets	1,250,138

Equity
Capital stock	300,000

Total equity	300,000

Liabilities
Deferred income tax liabilities – noncurrent	30,324
Provisions - noncurrent	7,008
Borrowings - noncurrent	613,361
Borrowings - current	20,000
Other taxes and royalties - current	136,705
Trade and other payables - current	142,740

Total liabilities	950,138

Total equity and liabilities	1,250,138

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 16, 2025

VISTA ENERGY, S.A.B. DE C.V.

By:	/s/ Alejandro Cherñacov
Name:	Alejandro Cherñacov
Title:	Strategic Planning and Investor Relations Officer